SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2009
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

4 - NIRE (State Registration Number)
35.300.157.770

01.02 - HEAD OFFICE

1 - ADDRESS Rua Dr. Renato Paes de Barros, 1017 4º andar			2 - DISTRICT Itaim Bibi
3 - ZIP CODE 04530-001	4 - CITY São Paulo		5 - STATE SP
6 - AREA CODE 011	7 - TELEPHONE 2122-1414	8 - TELEPHONE 2122-1415	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 011	12 - FAX 2122-1526	13 – FAX -	14 - FAX -
15 - E-MAIL ri@ambev.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME Nelson Jamel
2 - ADDRESS Rua Dr. Renato Paes de Barros, 1017 4º andar			3 - DISTRICT Itaim Bibi
4 - ZIP CODE 04530-001	5 - CITY São Paulo			6 - STATE SP
7 - AREA CODE 011	8 - TELEPHONE 2122-1414	9 - TELEPHONE 2122-1415	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 011	13 – FAX 2122-1526	14 - FAX -	15 - FAX -
16 - E-MAIL ri@ambev.com.br

01.04 - DFP REFERENCE AND AUDITOR INFORMATION

YEAR	1 - DATE OF THE FISCAL YEAR BEGINNING	2 - DATE OF THE FISCAL YEAR END
1- Last	01/01/2008	12/31/2008
2 - Next to last	01/01/2007	12/31/2007
3 - Last but two	01/01/2006	12/31/2006
4 - INDEPENDENT ACCOUNTANT KPMG Auditores Independentes		5 - CVM CODE 00418-9
6 - PARTNER IN CHARGE Pedro Augusto de Melo		7 - PARTNER’S CPF (Individual Tax ID) 011.512.108-03

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 12/31/2008	2 12/31/2007	3 12/31/2006
Paid-in Capital
1 - Common	345,508	345,055	34,501,039
2 - Preferred	269,428	279,362	29,957,173
3 - Total	614,936	624,417	64,458,212
Treasury shares
4 - Common	105	1,191	34,694
5 - Preferred	828	7,668	704,125
6 - Total	933	8,859	738,819

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Manufacturing and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Foreign
4 - ACTIVITY CODE 1090 - Beverages and Tobacco
5 - MAIN ACTIVITY Production of beer and soft drinks
6 - CONSOLIDATION TYPE Full

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA	04/03/2008	Dividend	04/28/2008	Common	1.3300000000
02	RCA	04/03/2008	Dividend	04/28/2008	Preferred	1.4630000000
03	RCA	04/03/2008	Interest attributed to shareholders’ equity	04/28/2008	Common	0.4000000000
04	RCA	04/03/2008	Interest attributed to shareholders’ equity	04/28/2008	Preferred	0.4400000000
05	RCA	07/11/2008	Dividend	07/31/2008	Common	1.1600000000
06	RCA	07/11/2008	Dividend	07/31/2008	Preferred	1.2760000000
07	RCA	07/11/2008	Interest attributed to shareholders’ equity	07/31/2008	Common	0.3800000000
08	RCA	07/11/2008	Interest attributed to shareholders’ equity	07/31/2008	Preferred	0.4180000000
09	RCA	09/24/2008	Dividend	10/13/2008	Common	0.9400000000

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

10	RCA	09/24/2008	Dividend	10/13/2008	Preferred	1.0340000000
11	RCA	09/24/2008	Interest attributed to shareholders’ equity	10/13/2008	Common	0.3700000000
12	RCA	09/24/2008	Interest attributed to shareholders’ equity	10/13/2008	Preferred	0.4070000000
13	RCA	12/22/2008	Interest attributed to shareholders’ equity	01/30/2009	Common	0.3900000000
14	RCA	12/22/2008	Interest attributed to shareholders’ equity	01/30/2009	Preferred	0.4290000000

01.09 - INVESTOR RELATIONS OFFICER

1 - DATE	2 - SIGNATURE

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 12/31/2008	4 - 12/31/2007	5 - 12/31/2006
1	Total assets	32,784,076	30,561,464	32,078,440
1.01	Current assets	4,205,066	4,101,146	3,468,682
1.01.01	Available funds	827,813	920,831	601,701
1.01.01.01	Cash and cash equivalents	827,813	920,831	601,701
1.01.02	Credits	1,459,333	1,466,942	1,267,832
1.01.02.01	Clients	746,801	952,821	848,649
1.01.02.02	Sundry credits	712,532	514,121	419,183
1.01.02.02.01	Securities	0	0	0
1.01.02.02.02	Recoverable taxes	356,054	514,121	419,183
1.01.02.02.03	Unrealized profit from derivatives	356,478	0	0
1.01.03	Inventories	718,983	604,930	589,895
1.01.03.01	Finished goods	160,732	158,131	143,578
1.01.03.02	Work in progress	60,575	56,433	45,628
1.01.03.03	Raw materials	296,445	214,138	235,884
1.01.03.04	Production materials	128,453	110,644	110,444
1.01.03.05	Warehouse and other supplies	73,364	66,733	63,851
1.01.03.06	Provision for losses	(586)	(1,149)	(9,490)
1.01.04	Other	1,198,937	1,108,443	1,009,254
1.01.04.01	Dividends and/or interest attributed to shareholders’ equity	8,000	106,372	27,575
1.01.04.02	Deferred income and social contribution taxes	806,440	535,935	550,523
1.01.04.03	Prepaid expenses	296,923	273,786	270,316
1.01.04.04	Deferred income from financial instruments	0	96,435	37,331
1.01.04.05	Other assets	87,574	95,915	123,509
1.02	Non-current assets	28,579,010	26,460,318	28,609,758
1.02.01	Long-term assets	3,199,503	3,995,788	4,429,622
1.02.01.01	Sundry credits	2,409,790	2,658,338	3,173,254
1.02.01.01.01	Judicial deposits and tax incentives	322,828	281,743	249,757
1.02.01.01.02	Advances to employees for purchase of shares	26,882	41,327	72,491
1.02.01.01.03	Deferred income and social contribution taxes	2,060,080	2,335,268	2,851,006
1.02.01.02	Credits with related parties	303,913	940,278	864,572
1.02.01.02.01	Direct and indirect associated companies	0	0	0
1.02.01.02.02	Subsidiaries	303,913	940,278	864,572
1.02.01.02.03	Other related parties	0	0	0
1.02.01.03	Other	485,800	397,172	391,796
1.02.01.03.01	Assets held for sale	64,219	68,237	82,915
1.02.01.03.02	Prepaid expenses	87,257	121,577	132,866
1.02.01.03.03	Asset surplus – Instituto AmBev	19,872	18,503	17,000
1.02.01.03.04	Recoverable taxes	297,024	184,606	140,006
1.02.01.03.05	Other assets	17,428	4,249	19,009
1.02.02	Permanent assets	25,379,507	22,464,530	24,180,136
1.02.02.01	Investments	20,025,098	17,352,029	21,215,193

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 12/31/2008	4 - 12/31/2007	5 - 12/31/2006
1.02.02.01.01	Interest in direct and indirect associated companies	0	0	0
1.02.02.01.02	Interest in direct and indirect associated companies – Goodwill	0	0	0
1.02.02.01.03	Interest in subsidiaries	20,009,391	16,996,964	18,965,546
1.02.02.01.04	Interest in subsidiaries – Goodwill	0	339,097	2,238,203
1.02.02.01.05	Other Investments	15,707	15,968	11,444
1.02.02.02	Property, plant and equipment	2,623,891	2,606,875	2,265,058
1.02.02.03	Intangible assets	2,730,518	328,549	346,505
1.02.02.04	Deferred charges	0	2,177,077	353,380

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 12/31/2008	4 - 12/31/2007	5 - 12/31/2006
2	Total liabilities	32,784,076	30,561,464	32,078,440
2.01	Current liabilities	8,890,575	5,784,907	6,273,966
2.01.01	Loans and financings	2,337,551	1,201,169	1,239,773
2.01.02	Debentures	886,510	55,468	65,949
2.01.03	Suppliers	1,026,827	1,083,649	620,389
2.01.04	Taxes, fees and contributions	762,413	1,055,347	818,012
2.01.04.01	Income and social contribution taxes	116	303,926	113,766
2.01.04.02	Other taxes, charges and contributions	762,297	751,421	704,246
2.01.05	Dividends payable	283,141	33,582	106,828
2.01.05.01	Dividends payable	15,400	13,090	15,432
2.01.05.02	Provision for interest attributed to shareholders’ equity	267,741	20,492	91,396
2.01.06	Provisions	147,160	143,500	70,381
2.01.06.01	Contingence	57,880	73,147	0
2.01.06.02	Other Provisions	89,280	70,353	70,381
2.01.07	Debts with related parties	3,085,869	1,212,454	2,424,503
2.01.08	Other	361,104	999,738	928,131
2.01.08.01	Unrealized losses on derivatives	0	546,674	379,653
2.01.08.02	Accounts payable - marketing	230,747	170,210	194,212
2.01.08.03	Payroll, profit sharing and related charges	88,360	199,259	261,035
2.01.08.04	Other liabilities	41,997	83,595	93,231
2.02	Non-current liabilities	6,615,363	7,198,340	6,384,153
2.02.01	Long-term liabilities	6,615,363	7,198,340	6,384,153
2.02.01.01	Loans and financings	2,797,966	2,633,453	2,675,545
2.02.01.02	Debentures	1,247,281	2,065,080	2,065,080
2.02.01.03	Provisions	358,213	313,471	421,683
2.02.01.03.01	For contingencies	358,213	313,471	421,683
2.02.01.04	Debts with related parties	1,144,156	1,375,632	705,540
2.02.01.05	Advances for future capital increase	0	0	0
2.02.01.06	Other	1,067,747	810,704	516,305
2.02.01.06.01	Sales tax deferrals	380,981	450,188	405,700
2.02.01.06.02	Provision for benefits medical assistance/other	108,226	97,420	87,398
2.02.01.06.03	Deferred income and social contribution taxes	155,701	18,571	22,770
2.02.01.06.04	Unsecured liabilities - subsidiaries	247,195	244,030	0
2.02.01.06.05	Other liabilities	175,644	495	437
2.03	Deferred income	0	158,267	152,258
2.05	Shareholders’ equity	17,278,138	17,419,950	19,268,063
2.05.01	Paid-in Capital Stock	6,601,990	6,105,207	5,716,087
2.05.02	Capital reserve	7,853,109	8,793,708	11,929,826
2.05.02.01	Stock option premium	0	0	0
2.05.02.02	Goodwill on the subscription of shares	4,985,906	9,254,528	12,310,042
2.05.02.03	Tax incentives	699,249	698,049	560,552

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 12/31/2008	4 - 12/31/2007	5 - 12/31/2006
2.05.02.04	Treasury Shares	(109,277)	(1,158,869)	(940,768)
2.05.02.05	Goodwill Special Reserve – IN.319/99-InBev	2,176,083	0	0
2.05.02.06	Equity Instruments – Option Plan	101,148	0	0
2.05.03	Revaluation Reserves	0	0	0
2.05.03.01	Own assets	0	0	0
2.05.03.02	Subsidiaries/direct and indirect associated companies	0	0	0
2.05.04	Profit reserves	2,113,292	2,521,035	1,622,150
2.05.04.01	Legal	208,832	208,832	208,831
2.05.04.02	Statutory	1,761,584	2,312,203	1,413,319
2.05.04.02.01	For investments	1,761,584	2,312,203	1,413,319
2.05.04.03	For contingencies	0	0	0
2.05.04.04	Unrealized profits	0	0	0
2.05.04.05	Retained earnings	0	0	0
2.05.04.05.01	Reserve for tax incentives	0	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0	0
2.05.04.07	Other profit reserves	142,876	0	0
2.05.04.07.01	Reserve for tax incentives	142,876	0	0
2.05.05	Adjustments to Assets Valuation	709,747	0	0
2.05.05.01	Securities Adjustments	0	0	0
2.05.05.02	Translation Accumulated Adjustments	0	0	0
2.05.05.03	Business Combination Adjustments	0	0	0
2.05.06	Accumulated Profits/Losses	0	0	0
2.05.07	Advance for Future Capital Increase	0	0	0

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

03.01 - INCOME STATEMENT (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2008 to 12/31/2008	4 - 01/01/2007 to 12/31/2007	5 - 01/01/2006 to 12/31/2006
3.01	Gross sales and/or services	25,308,437	25,433,898	22,452,138
3.02	Gross sales deductions	(14,094,303)	(13,722,936)	(12,072,835)
3.03	Net sales and/or services	11,214,134	11,710,962	10,379,303
3.04	Cost of sales and/or services	(4,386,370)	(4,213,734)	(3,848,894)
3.05	Gross income	6,827,764	7,497,228	6,530,409
3.06	Operating Expenses/Income	(3,323,331)	(4,035,028)	(3,203,141)
3.06.01	Selling	(2,043,343)	(1,985,688)	(1,775,075)
3.06.02	General and administrative	(1,596,157)	(1,176,252)	(912,335)
3.06.02.01	Administrative expenses	(515,259)	(438,762)	(459,035)
3.06.02.02	Management and Board of Directors fees	(17,078)	(13,451)	4,225
3.06.02.03	Tax, labor and other contingencies	(110,515)	3,210	92,010
3.06.02.04	Depreciation, amortization and depletion	(953,305)	(727,249)	(549,535)
3.06.03	Financial	(2,014,281)	(776,818)	(763,969)
3.06.03.01	Financial revenues	617,988	281,260	189,503
3.06.03.02	Financial expenses	(2,632,269)	(1,058,078)	(953,472)
3.06.04	Other operating revenues	380,168	315,381	249,146
3.06.05	Other operating expenses	(166,627)	(272,416)	(144,248)
3.06.06	Equity Accounting Result	2,116,909	(139,235)	143,340
3.07	Operating income	3,504,433	3,462,200	3,327,268
3.08	Non-operating results	0	0	0
3.08.01	Revenues	0	0	0
3.08.02	Expenses	0	0	0
3.09	Income before taxes/profit sharing	3,504,433	3,462,200	3,327,268
3.10	Provision for Income and social contribution taxes	(391,938)	(94,693)	63,609
3.11	Deferred income tax	(15,718)	(520,185)	(460,428)
3.12	Statutory profit sharing/contributions	(37,299)	(30,915)	(124,193)
3.12.01	Profit sharing	(37,299)	(30,915)	(124,193)
3.12.01.01	Employees	6,881	(26,618)	(114,581)
3.12.01.02	Management	3,357	(4,297)	(9,612)
3.12.01.03	Option Plan	(47,537)	0	0
3.12.02	Contributions	0	0	0
3.13	Reversal of interest attributed to shareholders’ equity	0	0	0
3.15	Profit/Loss for the Year	3,059,478	2,816,407	2,806,256
	NUMBER OF SHARES OUTSTANDING EXCLUDING TREASURY SHARES (in thousands)	614,003	615,558	63,719,393
	EARNINGS PER SHARE (in Brazilian reais)	4.98284	4.57537	0.04404
	LOSS PER SHARE (in Brazilian reais)

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

04.01 - STATEMENT OF CASH FLOW - INDIRECT METHOD (in R$ thousands)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2008 to 12/31/2008	4 - 01/01/2007 to 12/31/2007	5 - 01/01/2006 to 12/31/2006
4.01	Net cash from operating activities	6,620,664	6,167,026	0
4.01.01	Cash generated in the operations	6,222,594	6,615,770	0
4.01.01.01	Net income for the year	3,059,478	2,816,407	0
4.01.01.02	Depreciation and amortization	1,128,980	876,331	0
4.01.01.03	Tax, labor and fiscal contingencies	110,515	(3,210)	0
4.01.01.04	Fees on tax and fiscal contingencies	18,596	70,634	0
4.01.01.05	Gain/loss in the settlement of tax credits	(42,329)	(37,237)	0
4.01.01.06	Result from adjustment to market value of operations	(8,935)	0	0
4.01.01.07	Unsecured liabilities	133,125	0	0
4.01.01.08	Financial charges and variation over stock plan	(5,772)	(7,665)	0
4.01.01.10	Loss in sale of permanent assets	172,632	952,809	0
4.01.01.11	Exchange variation and charges over financings	1,289,283	123,354	0
4.01.01.12	Benefits from deferred income tax and social contribution	15,718	413,936	0
4.01.01.13	Exchange variation over foreign subsidiary	0	88,337	0
4.01.01.14	Amortized goodwill, net of realized negative goodwill	0	158,661	0
4.01.01.15	Equity accounting	(2,116,908)	139,235	0
4.01.01.16	Unrealized loss on derivatives	(356,478)	167,021	0
4.01.01.17	Interest and variation over loans with related companies	1,165,672	(76,227)	0
4.01.01.18	Share-based payment	47,537	0	0
4.01.01.19	Dividends received from subsidiaries/parent company	1,603,042	963,354	0
4.01.01.20	Other, net	8,438	(29,970)	0
4.01.02	Variation on Assets and Liabilities	398,070	(448,744)	0
4.01.02.01	Accounts receivable from clients	179,970	(106,233)	0
4.01.02.02	Recoverable taxes	132,298	57,492	0
4.01.02.03	Inventories	(114,052)	(15,036)	0
4.01.02.04	Court deposits	10,137	81,764	0
4.01.02.05	Receivables from related parties	338,468	(630,780)	0
4.01.02.06	Other assets	282,482	123,475	0
4.01.02.07	Suppliers	245,395	460,368	0
4.01.02.08	Salaries, profit sharing and social charges	(110,898)	(61,776)	0
4.01.02.09	Income tax, social contribution and other taxes	144,863	307,904	0
4.01.02.10	Disbursements related to provision for contingencies	(121,521)	(121,082)	0
4.01.02.11	Other taxes and contribution payable	88,894	75,804	0
4.01.02.12	Income tax and social contribution paid	(337,897)	(203,951)	0
4.01.02.13	Payment of interest on loans	(523,829)	(560,703)	0
4.01.02.14	Other liabilities	183,760	144,010	0
4.01.03	Other	0	0	0
4.02	Net cash from investment activities	(3,728,394)	(1,422,536)	0
4.02.01	Financial investments maturing in over 90 days	0	0	0
4.02.02	Investment acquisition	(2,697,327)	(58,037)	0
4.02.03	Disposal of fixed assets	47,492	16,764	0

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

04.01 - STATEMENT OF CASH FLOW - INDIRECT METHOD (in R$ thousands)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2008 to 12/31/2008	4 - 01/01/2007 to 12/31/2007	5 - 01/01/2006 to 12/31/2006
4.02.04	Acquisition of fixed assets	(1,078,559)	(1,018,195)	0
4.02.05	Expenses from deferred charges	0	(363,068)	0
4.03	Net cash from financing activities	(2,985,288)	(4,425,360)	0
4.03.01	Fund raising	5,778,381	6,678,411	0
4.03.02	Financing amortization	(5,393,982)	(6,253,332)	0
4.03.04	Capital increase (decrease)	55,662	128,333	0
4.03.05	Financed sale of shares	130,026	96,598	0
4.03.06	Share repurchase	(630,254)	(3,084,601)	0
4.03.07	Payment of dividends and interest on own capital	(2,925,121)	(1,990,769)	0
4.04	Foreign Exchange Variation over Cash and Cash Equivalents	0	0	0
4.05	Increase (Decrease) of Cash and Cash Equivalents	(93,018)	319,130	0
4.05.01	Opening Balance of Cash and Cash Equivalents	920,831	601,701	0
4.05.02	Closing Balance of Cash and Cash Equivalents	827,813	920,831	0

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

05.01 - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2008 TO 12/31/2008 (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVE	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 - ADJUSTMENTS TO ASSETS VALUATION	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening Balance	6,105,207	8,793,708	0	2,521,035	0	0	17,419,950
5.02	Adjustments of Previous Years	0	53,610	0	0	(292,540)	0	(238,930)
5.02.01	Option plans	0	53,610	0	0	(53,610)	0	0
5.02.02	Hedge – adjustment to market value	0	0	0	0	(305,516)	0	(305,516)
5.02.03	Hedge – adjustment curve X market	0	0	0	0	5,721	0	5,721
5.02.04	Write-off of deferred assets	0	0	0	0	(62,221)	0	(62,221)
5.02.05	Deferred income tax/social contribution changes in practices – Law 11638/07	0	0	0	0	123,086	0	123,086
5.03	Adjusted Balance	6,105,207	8,847,318	0	2,521,035	(292,540)	0	17,181,020
5.04	Net Income/Loss for the Period	0	0	0	0	3,059,478	0	3,059,478
5.05	Allocations	0	0	0	(407,743)	(2,779,841)	0	(3,187,584)
5.05.01	Dividends	0	0	0	0	(2,195,094)	0	(2,195,094)
5.05.02	Interest on Equity	0	0	0	0	(992,490)	0	(992,490)
5.05.03	Other allocations	0	0	0	(407,743)	407,743	0	0
5.05.03.01	Reversal of investment reserve	0	0	0	(2,091,658)	2,091,658	0	0
5.05.03.02	Allocation for tax incentives reserve	0	0	0	142,876	(142,876)	0	0
5.05.03.03	Allocation for investment reserve	0	0	0	1,541,039	(1,541,039)	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Adjustments to Assets Valuation	0	0	0	0	0	709,747	709,747
5.07.01	Securities Adjustments	0	0	0	0	0	418,403	418,403
5.07.02	Translation Accumulated Adjustments	0	0	0	0	0	530,866	530,866
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.07.04	Effects of Law 11638/07 - Adjustments to Investees	0	0	0	0	0	(100,137)	(100,137)
5.07.05	Deferred income tax/social contribution Hedge – Law 11638/07	0	0	0	0	0	(139,385)	(139,385)

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

05.01 - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2008 TO 12/31/2008 (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVE	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 - ADJUSTMENTS TO ASSETS VALUATION	9 - TOTAL SHAREHOLDERS’ EQUITY
5.08	Increase/decrease in capital stock	496,783	(441,121)	0	0	0	0	55,662
5.08.01	From reserves capitalization	441,121	(441,121)	0	0	0	0	0
5.08.02	Capital increase	55,662	0	0	0	0	0	55,662
5.09	Recording/realization capital reserve	0	3,426	0	0	0	0	3,426
5.10	Treasury shares	0	(630,254)	0	0	0	0	(630,254)
5.11	Other Capital Transactions	0	(11,850)	0	0	0	0	(11,850)
5.11.01	Goodwill in share subscription	0	(11,850)	0	0	0	0	(11,850)
5.12	Other	0	85,590	0	0	12,903	0	98,493
5.12.01	Forfeiture of dividends and interest on own capital	0	0	0	0	12,903	0	12,903
5.12.02	Equity instruments – Options plan	0	47,538	0	0	0	0	47,538
5.12.03	Sale of treasury shares – stock plan	0	38,052	0	0	0	0	38,052
5.13	Closing balance	6,601,990	7,853,109	0	2,113,292	0	709,747	17,278,138

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

05.02 - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2007 TO 12/31/2007 (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVE	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 - ADJUSTMENTS TO ASSETS VALUATION	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	5,716,087	11,929,826	0	1,622,150	0	0	19,268,063
5.02	Adjustments of previous years	0	0	0	0	0	0	0
5.03	Adjusted balance	5,716,087	11,929,826	0	1,622,150	0	0	19,268,063
5.04	Net income/loss for the period	0	0	0	0	2,816,407	0	2,816,407
5.05	Allocations	0	0	0	898,885	(2,824,685)	0	(1,925,800)
5.05.01	Dividends	0	0	0	0	(841,783)	0	(841,783)
5.05.02	Interest on own capital	0	0	0	0	(1,084,017)	0	(1,084,017)
5.05.03	Other allocations	0	0	0	898,885	(898,885)	0	0
5.05.03.01	Investment reserve	0	0	0	898,885	(898,885)	0	0
5.06	Realization of profit reserves	0	0	0	0	0	0	0
5.07	Adjustments to assets valuation	0	0	0	0	0	0	0
5.07.01	Securities adjustments	0	0	0	0	0	0	0
5.07.02	Translation accumulated adjustments	0	0	0	0	0	0	0
5.07.03	Business combination adjustments	0	0	0	0	0	0	0
5.08	Increase/decrease in capital stock	389,120	(260,787)	0	0	0	0	128,333
5.08.01	From reserves capitalization	260,787	(260,787)	0	0	0	0	0
5.08.02	Stock Plan Subscription	128,333	0	0	0	0	0	128,333
5.09	Recording/Realization of Capital Reserves	0	103,289	0	0	0	0	103,289
5.09.01	Advance for future capital increase	0	48	0	0	0	0	48
5.09.02	Options exercise – Stock plan	0	(46,256)	0	0	0	0	(46,256)
5.09.03	Subsidy for investment and tax incentives	0	149,497	0	0	0	0	149,497
5.10	Treasury shares	0	(2,978,620)	0	0	0	0	(2,978,620)

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

05.02 - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2007 TO 12/31/2007 (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVE	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 - ADJUSTMENTS TO ASSETS VALUATION	9 - TOTAL SHAREHOLDERS’ EQUITY
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	8,278	0	8,278
5.12.01	Dividends and Interest on Own Capital Prescribed	0	0	0	0	0	0	0
5.13	Closing balance	6,105,207	8,793,708	0	2,521,035	0	0	17,419,950

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

05.03 - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2006 TO 12/31/2006 (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVE	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 - ADJUSTMENTS TO ASSETS VALUATION	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	5,691,369	13,496,065	0	679,905	0	0	19,867,339
5.02	Adjustments of previous years	0	0	0	0	0	0	0
5.03	Adjusted balance	5,691,369	13,496,065	0	679,905	0	0	19,867,339
5.04	Net income/loss for the period	0	0	0	0	2,806,256	0	2,806,256
5.05	Allocations	0	0	0	942,245	(2,806,256)	0	(1,473,135)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on own capital	0	0	0	0	(1,473,135)	0	(1,864,011)
5.05.03	Other allocations	0	0	0	942,245	(1,333,121)	0	(390,876)
5.05.03.01	Investment reserve	0	0	0	1,333,121	(1,333,121)	0	0
5.05.03.02	Complement for dividends referring to 2005	0	0	0	(390,876)	0	0	(390,876)
5.06	Realization of profit reserves	0	0	0	0	0	0	0
5.07	Adjustments to assets valuation	0	0	0	0	0	0	0
5.07.01	Securities adjustments	0	0	0	0	0	0	0
5.07.02	Translation accumulated adjustments	0	0	0	0	0	0	0
5.07.03	Business combination adjustments	0	0	0	0	0	0	0
5.08	Increase/decrease in capital stock	24,718	(24,718)	0	0	0	0	0
5.08.01	From reserves capitalization	21,285	(21,285)	0	0	0	0	0
5.08.02	Stock Plan Subscription	3,433	(3,433)	0	0	0	0	0
5.09	Recording/Realization of Capital Reserves	0	220,818	0	0	0	0	220,818
5.09.01	Advance for future capital increase	0	3,433	0	0	0	0	3,433
5.09.02	Options exercise – Stock plan	0	101,581	0	0	0	0	101,581
5.09.03	Subsidy for investment and tax incentives	0	115,804	0	0	0	0	115,804
5.10	Treasury shares	0	(1,762,339)	0	0	0	0	(1,762,339)
5.11	Other Capital Transactions	0	0	0	0	0	0	0

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

05.03 - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2006 TO 12/31/2006 (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVE	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 - ADJUSTMENTS TO ASSETS VALUATION	9 - TOTAL SHAREHOLDERS’ EQUITY
5.12	Other	0	0	0	0	0	0	0
5.13	Closing balance	5,716,087	11,929,826	0	1,622,150	0	0	19,268,063

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

06.01 - STATEMENT OF VALUE ADDED (in R$ thousands)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2008 to 12/31/2008	4 - 01/01/2007 to 12/31/2007	5 - 01/01/2006 to 12/31/2006
6.01	Revenues	19,570,122	20,241,212	0
6.01.01	Sale of Goods, Products and Services	19,591,568	20,249,610	0
6.01.02	Other Revenues	3,858	595	0
6.01.03	Revenues Related to Construction of Own Assets	0	0	0
6.01.04	Allowance for/Reversal of Doubtful Accounts	(25,304)	(8,993)	0
6.02	Inputs Acquired from Third Parties	(7,284,784)	(7,105,926)	0
6.02.01	Costs of Products, Goods and Services Sold	(5,256,864)	(5,097,999)	0
6.02.02	Materials – Energy – Third Party Services – Other	(2,025,683)	(2,018,915)	0
6.02.03	Loss/Recovery of Assets	(2,237)	10,988	0
6.02.04	Other	0	0	0
6.03	Gross Value Added	12,285,338	13,135,286	0
6.04	Retention	(1,128,980)	(1,034,992)	0
6.04.01	Depreciation, Amortization and Depletion	(1,128,980)	(1,034,992)	0
6.04.02	Other	0	0	0
6.05	Net Value Added Produced	11,156,358	12,100,294	0
6.06	Value Added Received in Transfers	2,600,580	358,564	0
6.06.01	Equity in the Earnings of Subsidiaries and Associated Companies	2,116,909	(139,235)	0
6.06.02	Financial Revenue	617,988	281,260	0
6.06.03	Other	(134,317)	216,539	0
6.07	Total Value Added to Distribute	13,756,938	12,458,858	0
6.08	Allocation of Value Added	13,756,938	12,458,858	0
6.08.01	Personnel	835,481	772,108	0
6.08.01.01	Direct Compensation	595,297	555,300	0
6.08.01.02	Benefits	156,812	142,630	0
6.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	44,175	42,372	0
6.08.01.04	Other	39,197	31,806	0
6.08.02	Taxes, Fees and Contributions	7,234,711	7,883,389	0
6.08.02.01	Federal	2,260,551	2,659,508	0
6.08.02.02	State	4,964,895	5,214,005	0
6.08.02.03	Municipal	9,265	9,876	0
6.08.03	Third Parties Capital Remuneration	2,627,268	986,954	0
6.08.03.01	Interest Rates	2,566,857	932,974	0
6.08.03.02	Rentals	60,411	53,980	0
6.08.03.03	Other	0	0	0
6.08.04	Remuneration of Own Capital	3,059,478	2,816,407	0
6.08.04.01	Interest on Equity	487,062	1,084,017	0
6.08.04.02	Dividends	602,436	841,783	0
6.08.04.03	Retained Earnings/Accumulated Losses for the Year	1,969,980	890,607	0
6.08.05	Other	0	0	0

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

07.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 12/31/2008	4 - 12/31/2007	5 - 12/31/2006
1	Total assets	37,270,096	35,475,750	35,560,860
1.01	Current assets	9,847,035	7,880,385	6,817,568
1.01.01	Available funds	3,298,866	2,308,229	1,538,928
1.01.01.01	Cash and cash equivalents	3,298,866	2,308,229	1,538,928
1.01.02	Credits	2,967,005	2,537,169	2,456,460
1.01.02.01	Clients	1,629,012	1,623,056	1,542,695
1.01.02.02	Sundry Credits	1,337,993	914,113	913,765
1.01.02.02.01	Securities	67	174,806	226,115
1.01.02.02.02	Recoverable Taxes	725,425	739,307	687,650
1.01.02.02.03	Unrealized profit from derivative	612,501	0	0
1.01.03	Inventories	1,982,934	1,457,839	1,363,881
1.01.03.01	Finished goods	456,995	362,581	319,234
1.01.03.02	Work in progress	116,139	87,161	69,632
1.01.03.03	Raw materials	896,774	660,751	618,676
1.01.03.04	Production materials	350,483	236,551	235,571
1.01.03.05	Warehouse and other supplies	175,518	138,453	136,581
1.01.03.06	Provisions for losses	(12,975)	(27,658)	(15,813)
1.01.04	Other	1,598,230	1,577,148	1,458,299
1.01.04.01	Dividends and/or interest attributed to shareholders’ equity	0	0	2,709
1.01.04.02	Deferred income and social contribution taxes	945,415	649,725	609,996
1.01.04.03	Prepaid expenses	376,420	331,592	316,821
1.01.04.04	Deferred income from financial instruments	0	126,393	66,897
1.01.04.05	Other assets	276,395	469,438	461,876
1.02	Non-current assets	27,423,061	27,595,365	28,743,292
1.02.01	Long-term assets	4,350,839	4,347,358	4,564,417
1.02.01.01	Sundry credits	3,776,435	3,869,667	4,036,801
1.02.01.01.01	Judicial deposits and tax incentives	423,926	405,570	352,965
1.02.01.01.02	Advances for purchase of shares	27,090	41,579	72,740
1.02.01.01.03	Deferred income and social contribution taxes	2,681,377	3,036,778	3,566,732
1.02.01.01.04	Financial investments	317,413	240,590	0
1.02.01.01.05	Deferred income from financial instruments	0	145,150	44,364
1.02.01.01.06	Unrealized profit from derivative	326,629	0	0
1.02.01.02	Credits with related parties	0	712	0
1.02.01.02.01	Direct and indirect associated companies	0	0	0
1.02.01.02.02	Subsidiaries	0	712	0
1.02.01.02.03	Other related parties	0	0	0
1.02.01.03	Other	574,404	476,979	527,616
1.02.01.03.01	Assets held for sale	68,333	102,981	85,967
1.02.01.03.02	Prepaid expenses	96,008	123,273	134,325
1.02.01.03.03	Assets surplus – Instituto AmBev	19,872	18,503	17,000
1.02.01.03.04	Recoverable taxes	340,407	207,257	158,895

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

07.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 12/31/2008	4 - 12/31/2007	5 - 12/31/2006
1.02.01.03.05	Other assets	49,784	24,965	131,429
1.02.02	Permanent Assets	23,072,222	23,248,007	24,178,875
1.02.02.01	Investments	19,327	15,042,872	18,025,923
1.02.02.01.01	Interest in direct and indirect associated companies	25,094	19,528	4,183
1.02.02.01.02	Interest in subsidiaries	(26,491)	14,983,005	17,986,186
1.02.02.01.03	Other Investments	20,724	40,339	35,554
1.02.02.02	Property, plant and equipment	6,882,763	5,593,343	5,338,880
1.02.02.03	Intangible Assets	16,170,132	388,233	384,984
1.02.02.04	Deferred charges	0	2,223,559	429,088

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

07.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 12/31/2008	4 - 12/31/2007	5 - 12/31/2006
2	Total liabilities	37,270,096	35,475,750	35,560,860
2.01	Current liabilities	10,679,269	8,592,063	6,844,475
2.01.01	Loans and financings	3,074,215	2,420,807	2,038,695
2.01.02	Debentures	886,510	55,468	65,949
2.01.03	Suppliers	2,850,164	2,129,071	1,384,139
2.01.04	Taxes, fees and contributions	1,890,535	1,981,854	1,605,249
2.01.04.01	Income tax and social contribution	332,807	720,862	366,271
2.01.04.02	Other taxes, charges and contributions payable	1,557,728	1,260,992	1,238,978
2.01.05	Dividends payable	299,700	36,353	109,010
2.01.05.01	Dividends payable	31,889	15,791	17,543
2.01.05.02	Provision for interest attributed to shareholders’ equity	267,811	20,562	91,467
2.01.06	Provisions	313,016	376,383	361,186
2.01.06.01	Contingences	62,770	105,960	0
2.01.06.02	Other provisions	250,246	270,423	361,186
2.01.07	Debts with related parties	5,858	8,522	3,309
2.01.08	Other	1,359,271	1,583,605	1,276,938
2.01.08.01	Payroll, profit sharing and related charges	324,116	402,387	480,335
2.01.08.02	Unrealized loss on derivatives	522,218	709,278	405,309
2.01.08.03	Accounts payable - marketing	240,361	181,209	204,084
2.01.08.04	Provision for restructuring	11,482	25,411	41,025
2.01.08.05	Other liabilities	261,094	265,320	146,185
2.01.08.06	Deferred gain from financial instruments	0	0	0
2.02	Non-current Liabilities	9,176,396	9,119,897	9,075,707
2.02.01	Long-term liabilities	9,176,396	9,119,897	9,075,707
2.02.01.01	Loans and financings	5,817,355	5,310,825	5,396,864
2.02.01.02	Debentures	1,247,281	2,065,080	2,065,080
2.02.01.03	Provisions	732,475	702,459	579,091
2.02.01.03.01	For contingencies	732,475	702,459	579,091
2.02.01.04	Debts with related parties	0	0	0
2.02.01.05	Advance for Future Capital Increase	1,660	0	0
2.02.01.06	Other	1,377,625	1,041,533	1,034,672
2.02.01.06.01	Sales tax deferrals	583,030	617,441	405,700
2.02.01.06.02	Provision for benefits medical assistance/other	167,869	224,163	326,587
2.02.01.06.03	Deferred income and social contribution taxes	397,977	131,485	131,396
2.02.01.06.04	Net income - operational difference of debt swap	0	0	88,391
2.02.01.06.05	Other liabilities	228,749	68,444	82,598
2.03	Deferred income	0	156,515	149,946
2.04	Minority interests	136,293	187,325	222,669
2.05	Shareholders' equity	17,278,138	17,419,950	19,268,063
2.05.01	Subscribed paid-in capital	6,601,990	6,105,207	5,716,087
2.05.02	Capital reserve	7,853,109	8,793,708	11,929,826

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

07.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 12/31/2008	4 - 12/31/2007	5 - 12/31/2006
2.05.02.01	Stock option premium	0	0	0
2.05.02.02	Goodwill on the subscription of shares	4,985,906	9,254,528	12,310,042
2.05.02.03	Tax Incentives	699,249	698,049	560,552
2.05.02.04	Treasury shares	(109,277)	(1,158,869)	(940,768)
2.05.02.05	Goodwill special reserve - IN 319/99-InBev	2,176,083	0	0
2.05.02.06	Equity instruments – Stock option Plan	101,148	0	0
2.05.03	Revaluation reserves	0	0	0
2.05.03.01	Own assets	0	0	0
2.05.03.02	Subsidiaries/direct and indirect associated companies	0	0	0
2.05.04	Profit reserves	2,113,292	2,521,035	1,622,150
2.05.04.01	Legal	208,832	208,832	208,831
2.05.04.02	Statutory	1,761,584	2,312,203	1,413,319
2.05.04.02.01	Investments	1,761,584	2,312,203	1,413,319
2.05.04.03	For contingencies	0	0	0
2.05.04.04	Unrealized profits	0	0	0
2.05.04.05	Retained earnings	0	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0	0
2.05.04.07	Other profit reserves	142,876	0	0
2.05.04.07.01	Reserve for tax incentives	142,876	0	0
2.05.05	Adjustments to assets valuation	709,747	0	0
2.05.05.01	Securities adjustments	0	0	0
2.05.05.02	Translation accumulated adjustments	0	0	0
2.05.05.03	Business combination adjustments	0	0	0
2.05.06	Accumulated Profits/Losses	0	0	0
2.05.07	Advance for Future Capital increase	0	0	0

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

08.01 - CONSOLIDATED INCOME STATEMENT (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2008 to 12/31/2008	4 - 01/01/2007 to 12/31/2007	5 - 01/01/2006 to 12/31/2006
3.01	Gross sales and/or services	39,704,652	37,016,248	32,487,848
3.02	Gross sales deductions	(18,805,184)	(17,368,028)	(14,874,191)
3.03	Net sales and/or services	20,899,468	19,648,220	17,613,657
3.04	Cost of sales and/or services	(7,163,846)	(6,540,858)	(5,948,683)
3.05	Gross profit	13,735,622	13,107,362	11,664,974
3.06	Operating Expenses/Income	(9,040,002)	(8,561,669)	(7,357,719)
3.06.01	Selling	(4,414,138)	(4,102,417)	(3,866,676)
3.06.02	General and administrative	(3,723,904)	(1,767,364)	(1,430,213)
3.06.02.01	Administrative expenses	(801,434)	(770,130)	(775,473)
3.06.02.02	Management fees	(17,138)	(13,483)	4,205
3.06.02.03	Depreciation, amortization and exhaustions	(2,776,702)	(948,836)	(770,777)
3.06.02.04	Tax, labor and other contingencies	(128,630)	(34,915)	111,832
3.06.03	Financial	(1,092,214)	(1,252,979)	(1,078,323)
3.06.03.01	Financial income	760,401	121,848	168,419
3.06.03.02	Financial expenses	(1,852,615)	(1,374,827)	(1,246,742)
3.06.04	Other operating income	425,865	387,651	369,932
3.06.05	Other operating expenses	(252,488)	(1,830,435)	(1,353,830)
3.06.06	Equity accounting result	16,877	3,875	1,391
3.07	Operating income	4,695,620	4,545,693	4,307,255
3.08	Non-operating results	0	0	0
3.08.01	Revenues	0	0	0
3.08.02	Expenses	0	0	0
3.09	Income before taxes/profit sharing	4,695,620	4,545,693	4,307,255
3.10	Provision for Income and social contribution taxes	(1,458,664)	(963,566)	(688,798)
3.11	Deferred income tax	(60,379)	(629,271)	(626,482)
3.12	Statutory profit sharing/contributions	(109,935)	(89,111)	(194,425)
3.12.01	Profit sharing	(109,935)	(89,111)	(194,425)
3.12.01.01	Employees	(65,975)	(84,849)	(186,192)
3.12.01.02	Management	3,577	(4,262)	(8,233)
3.12.01.03	Option plan	(47,537)	0	0
3.12.02	Contributions	0	0	0
3.13	Reversal of interest attributed to shareholders’ equity	0	0	0
3.14	Minority interests	(7,164)	(47,338)	8,706
3.15	Profit/Loss for the year	3,059,478	2,816,407	2,806,256
	NUMBER OF OUTSTANDING SHARES EXCLUDING TREASURY SHARES (in thousands)	614,003	615,558	63,719,393
	EARNINGS PER SHARE (in Brazilian reais)	4.98284	4.57537	0.04404
	LOSS PER SHARE (in Brazilian reais)

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

09.01 - STATEMENT OF CASH FLOW - INDIRECT METHOD (in R$ thousands)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2008 to 12/31/2008	4 - 01/01/2007 to 12/31/2007	5 - 01/01/2006 to 12/31/2006
4.01	Net cash from operating activities	6,933,638	7,102,545	5,382,188
4.01.01	Cash generated in the operations	8,208,066	7,295,081	6,518,341
4.01.01.01	Net income for the year	3,059,478	2,816,407	2,806,256
4.01.01.02	Depreciation and amortization	3,280,629	1,423,980	1,188,353
4.01.01.03	Tax, labor and fiscal contingencies	132,403	25,100	(111,832)
4.01.01.04	Fees on tax and fiscal contingencies	21,060	82,893	36,708
4.01.01.05	Gain in the settlement of tax incentives	(40,443)	(34,419)	(39,888)
4.01.01.06	Share-based payment	47,537	0	0
4.01.01.07	Unrealized loss (gain) on derivatives	(90,283)	119,825	260,508
4.01.01.08	Result from adjustment to market value of operations	(52,419)	0	0
4.01.01.09	Financial charges and variation over stock plan	(5,823)	(7,715)	(9,954)
4.01.01.10	Loss in sale of permanent assets	96,410	82,997	163,358
4.01.01.11	Exchange variation and charges over financings	1,546,651	343,163	424,225
4.01.01.12	Benefits from deferred income tax and social contribution	60,379	629,271	626,482
4.01.01.13	Exchange variation over foreign subsidiary	0	227,537	(79,361)
4.01.01.14	Amortized goodwill, net of realized negative goodwill	(8,145)	1,560,266	1,282,960
4.01.01.15	Minority interest	7,164	47,338	(8,706)
4.01.01.16	Equity accounting	(16,877)	(3,875)	(1,391)
4.01.01.17	Unsecured liabilities	133,125	0	0
4.01.01.18	Other, net	37,220	(17,687)	(19,377)
4.01.02	Variation on Assets and Liabilities	(1,274,428)	(192,536)	(1,136,153)
4.01.02.01	Accounts receivable from clients	47,599	(165,223)	(166,246)
4.01.02.02	Recoverable taxes	(10,252)	(49,830)	(14,491)
4.01.02.03	Inventories	(389,713)	(148,916)	(142,814)
4.01.02.04	Court deposits	(52,952)	(16,127)	(63,244)
4.01.02.05	Other assets	(352,726)	(40,313)	(232,070)
4.01.02.06	Suppliers	594,221	843,365	286,798
4.01.02.07	Salaries, profit sharing and social charges	(107,078)	(62,098)	20,662
4.01.02.08	Income tax, social contribution and other taxes	715,334	885,657	622,171
4.01.02.09	Disbursements related to provision for contingencies	(160,122)	(170,687)	(268,223)
4.01.02.10	Other taxes and contribution payable	94,196	52,840	93,746
4.01.02.11	Income tax and social contribution on net income	(716,086)	(631,776)	(585,300)
4.01.02.12	Payment of interest on loan	(782,053)	(816,029)	(603,100)
4.01.02.13	Other liabilities	(154,796)	126,601	(84,042)
4.01.03	Other	0	0	0
4.02	Net cash from investment activities	(2,694,313)	(2,202,376)	(3,785,302)
4.02.01	Financial investments maturing in over 90 days	69,575	(224,174)	180,625
4.02.02	Securities and deposits in guarantee	0	0	110
4.02.03	Acquisition of net investments, cash	(862,548)	(430,132)	(2,639,238)
4.02.04	Disposal of fixed assets	154,039	107,535	117,606
4.02.05	Acquisition of fixed assets	(2,055,379)	(1,630,900)	(1,425,693)

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

09.01 - STATEMENT OF CASH FLOW - INDIRECT METHOD (in R$ thousands)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2008 to 12/31/2008	4 - 01/01/2007 to 12/31/2007	5 - 01/01/2006 to 12/31/2006
4.02.06	Opening cash – Organization new company	0	3,472	0
4.02.07	Capital increase in subsidiary	0	(12,723)	0
4.02.08	Expenses from deferred charges	0	(15,454)	(18,712)
4.02.09	Expenses from intangible assets	0	0	0
4.03	Net cash from financing activities	(3,484,795)	(4,009,202)	(865,486)
4.03.01	Fund raising	7,149,090	9,428,526	9,344,808
4.03.02	Financing amortization	(7,179,640)	(8,568,720)	(6,783,197)
4.03.04	Capital increase (decrease)	46,769	128,333	3,433
4.03.05	Financed sale of shares	59,542	54,531	72,491
4.03.06	Share repurchase	(632,272)	(3,094,382)	(1,765,145)
4.03.07	Payment of dividends and interest on own capital	(2,913,667)	(1,952,587)	(1,790,831)
4.03.08	Variation in minority interest	(14,617)	(4,903)	52,955
4.04	Foreign Exchange Variation over Cash and Cash Equivalents	236,106	(121,666)	(29,744)
4.05	Increase (Decrease) of Cash and Cash Equivalents	990,636	769,301	701,656
4.05.01	Opening Balance of Cash and Cash Equivalents	2,308,229	1,538,928	837,272
4.05.02	Closing Balance of Cash and Cash Equivalents	3,298,865	2,308,229	1,538,928

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

10.01 - CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2008 TO 12/31/2008 (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVE	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 - ADJUSTMENTS TO ASSETS VALUATION	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening Balance	6,105,207	8,793,708	0	2,521,035	0	0	17,419,950
5.02	Adjustments of Previous Years	0	53,610	0	0	(292,540)	0	(238,930)
5.02.01	Stock Option	0	53,610	0	0	(53,611)	0	(1)
5.02.02	Hedge – adjustment to market value	0	0	0	0	(267,659)	0	(267,659)
5.02.03	Hedge – adjustment curve X market	0	0	0	0	5,721	0	5,721
5.02.04	Write-off of deferred assets	0	0	0	0	(102,521)	0	(102,521)
5.02.05	Deferred income tax/social contribution changes in practices – Law 11638/07	0	0	0	0	125,530	0	125,530
5.03	Adjusted Balance	6,105,207	8,847,318	0	2,521,035	(292,540)	0	17,181,020
5.04	Net Income/Loss for the Period	0	0	0	0	3,059,478	0	3,059,478
5.05	Allocations	0	0	0	(407,743)	(2,779,841)	0	(3,187,584)
5.05.01	Dividends	0	0	0	0	(2,195,094)	0	(2,195,094)
5.05.02	Interest on Equity	0	0	0	0	(992,490)	0	(992,490)
5.05.03	Other allocations	0	0	0	(407,743)	407,743	0	0
5.05.03.01	Reversal of investment reserve	0	0	0	(2,091,658)	2,091,658	0	0
5.05.03.02	Allocation for tax incentives reserve	0	0	0	142,876	(142,876)	0	0
5.05.03.03	Allocation for investment reserve	0	0	0	1,541,039	(1,541,039)	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Adjustments to Assets Valuation	0	0	0	0	0	709,747	709,747
5.07.01	Securities Adjustments	0	0	0	0	0	91,140	91,140
5.07.02	Translation Accumulated Adjustments	0	0	0	0	0	530,866	530,866
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.07.04	Effects of Law 11638/07 - Adjustments to Investees	0	0	0	0	0	101,148	101,148
5.07.05	Deferred income tax/social contribution Hedge – Law 11638/07	0	0	0	0	0	(13,407)	(13,407)

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

10.01 - CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2008 TO 12/31/2008 (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVE	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 - ADJUSTMENTS TO ASSETS VALUATION	9 - TOTAL SHAREHOLDERS’ EQUITY
5.08	Increase (decrease) of capital stock
5.08.01	From reserves capitalization	441,121	(441,121)	0	0	0	0	0
5.08.02	Capital Increase	55,662	0	0	0	0	0	55,662
5.09	Recording/Realization of Capital Reserves	0	3,426	0	0	0	0	3,426
5.10	Treasury Shares	0	(630,254)	0	0	0	0	(630,254)
5.11	Other Capital transactions	0	(11,850)	0	0	0	0	(11,850)
5.11.01	Goodwill on the subscription of shares	0	(11,850)	0	0	0	0	(11,850)
5.12	Other	0	85,590	0	0	12,903	0	98,493
5.12.01	Forfeiture of dividends and interest on own capital	0	0	0	0	12,903	0	12,903
5.12.02	Equity instrument – stock option plan	0	47,538	0	0	0	0	47,538
5.12.03	Treasury shares sale – stock option plan	0	38,052	0	0	0	0	38,052
5.13	Closing balance	6,601,990	7,853,109	0	2,113,292	0	709,747	17,278,138

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

10.02 - CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2007 TO 12/31/2007 (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVE	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 - AJUSTES DE AVALIAÇÃO PATRIMONIAL	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening Balance	5,716,087	11,929,826	0	1,622,150	0	0	19,268,063
5.02	Adjustment of Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	5,716,087	11,929,826	0	1,622,150	0	0	19,268,063
5.04	Net Income/Loss for the Year	0	0	0	0	2,816,407	0	2,816,407
5.05	Allocations	0	0	0	898,885	(2,824,685)	0	(1,925,800)
5.05.01	Dividends	0	0	0	0	(841,783)	0	(841,783)
5.05.02	Interest on Equity	0	0	0	0	(1,084,017)	0	(1,084,017)
5.05.03	Other Allocations	0	0	0	898,885	(898,885)	0	0
5.05.03.01	Investment reserve	0	0	0	898,885	(898,885)	0	0
5.06	Realization of Profit Reserve	0	0	0	0	0	0	0
5.07	Adjustments to Assets Valuation	0	0	0	0	0	0	0
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Translation Accumulated Adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Decrease in Capital Stock	389,120	(260,787)	0	0	0	0	128,333
5.08.01	From reserve capitalization	260,787	(260,787)	0	0	0	0	0
5.08.02	Stock Plan Subscription	128,333	0	0	0	0	0	128,333
5.09	Recording/Realization of Capital Reserves	0	103,289	0	0	0	0	103,289
5.09.01	Advance for future Capital Increase	0	48	0	0	0	0	48
5.09.02	Options exercise – Stock option plan	0	(46,256)	0	0	0	0	(46,256)
5.09.03	Subsidy for investments and tax incentives	0	149,497	0	0	0	0	149,497
5.10	Treasury Shares	0	(2,978,620)	0	0	0	0	(2,978,620)
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	8,278	0	8,278

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

10.02 - CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2007 TO 12/31/2007 (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVE	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 - AJUSTES DE AVALIAÇÃO PATRIMONIAL	9 - TOTAL SHAREHOLDERS’ EQUITY
5.13	Closing balance	6,105,207	8,793,708	0	2,521,035	0	0	17,419,950

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

10.03 - CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2006 TO 12/31/2006 (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVE	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 - AJUSTES DE AVALIAÇÃO PATRIMONIAL	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening Balance	5,691,369	13,496,065	0	679,905	0	0	19,867,339
5.02	Adjustment of Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	5,691,369	13,496,065	0	679,905	0	0	19,867,339
5.04	Net Income/Loss for the Year	0	0	0	0	2,806,256	0	2,806,256
5.05	Allocations	0	0	0	942,245	(2,806,256)	0	(1,864,011)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Equity	0	0	0	0	(1,473,135)	0	(1,473,135)
5.05.03	Other Allocations	0	0	0	942,245	(1,333,121)	0	(390,876)
5.05.03.01	Reserve for investments	0	0	0	1,333,121	(1,333,121)	0	0
5.05.03.02	Complement for dividends referring to 2005	0	0	0	(390,876)	0	0	(390,876)
5.06	Realization of Profit Reserve	0	0	0	0	0	0	0
5.07	Adjustments to Assets Valuation	0	0	0	0	0	0	0
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Translation Accumulated Adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Decrease in Capital Stock	24,718	(24,718)	0	0	0	0	0
5.08.01	From reserve capitalization	21,285	(21,285)	0	0	0	0	0
5.08.02	Stock Plan Subscription	3,433	(3,433)	0	0	0	0	0
5.09	Recording/Realization of Capital Reserves	0	220,818	0	0	0	0	220,818
5.09.01	Advance for future Capital Increase	0	3,433	0	0	0	0	3,433
5.09.02	Option exercise – Stock option plan	0	101,581	0	0	0	0	101,581
5.09.03	Subsidy for investments and tax incentives	0	115,804	0	0	0	0	115,804
5.10	Treasury Shares	0	(1,762,339)	0	0	0	0	(1,762,339)
5.11	Other Capital Transactions	0	0	0	0	0	0	0

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

10.03 - CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2006 TO 12/31/2006 (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVE	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 - AJUSTES DE AVALIAÇÃO PATRIMONIAL	9 - TOTAL SHAREHOLDERS’ EQUITY
5.12	Other	0	0	0	0	0	0	0
5.13	Closing balance	5,716,087	11,929,826	0	1,622,150	0	0	19,268,063

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2008	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

11.01 – CONSOLIDATED STATEMENT OF VALUE ADDED (in R$ thousands)

1 – CODE	2 - DESCRIPTION	3 - 01/01/2008 to 12/31/2008	4 - 01/01/2007 to 12/31/2007	5 - 01/01/2006 to 12/31/2006
6.01	Revenues	30,760,526	28,675,074	0
6.01.01	Sale of Goods, Products and Services	30,753,450	28,653,484	0
6.01.02	Other Revenues	40,944	33,915	0
6.01.03	Revenues Related to Construction of Own Assets	0	0	0
6.01.04	Allowance for/Reversal of Doubtful Accounts	(33,868)	(12,325)	0
6.02	Input Acquired from Third Parties	(12,004,503)	(10,741,630)	0
6.02.01	Costs of Products, Goods and Services Sold	(5,957,619)	(5,540,442)	0
6.02.02	Materials – Energy – Third Party Services – Other	(6,040,884)	(5,215,540)	0
6.02.03	Loss/Recovery of Assets	(6,000)	14,352	0
6.02.04	Other	0	0	0
6.03	Gross Value Added	18,756,023	17,933,444	0
6.04	Retention	(2,972,489)	(2,986,807)	0
6.04.01	Depreciation, Amortization and Depletion	(2,972,489)	(2,986,807)	0
6.04.02	Other	0	0	0
6.05	Net Value Added Produced	15,783,534	14,946,637	0
6.06	Value Added Received in Transfers	640,267	355,903	0
6.06.01	Equity in the Earnings of Subsidiaries and Associated Companies	16,877	3,875	0
6.06.02	Financial Revenues	760,401	121,848	0
6.06.03	Other	(137,011)	230,180	0
6.07	Total Value Added to Distribute	16,423,801	15,302,540	0
6.08	Allocation of Value Added	16,423,801	15,302,540	0
6.08.01	Personnel	2,181,408	1,966,506	0
6.08.01.01	Direct Compensation	1,550,782	1,436,090	0
6.08.01.02	Benefits	420,729	328,379	0
6.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	58,992	52,187	0
6.08.01.04	Other	150,905	149,850	0
6.08.02	Taxes, Fees and Contributions	9,282,427	9,133,660	0
6.08.02.01	Federal	4,184,945	4,077,479	0
6.08.02.02	State	5,086,790	5,044,885	0
6.08.02.03	Municipal	10,692	11,296	0
6.08.03	Third Parties Capital Remuneration	1,893,325	1,338,629	0
6.08.03.01	Interest Rates	1,780,057	1,239,002	0
6.08.03.02	Rentals	113,268	99,627	0
6.08.03.03	Other	0	0	0
6.08.04	Remuneration of Own Capital	3,066,641	2,863,745	0
6.08.04.01	Interest on Equity	487,062	1,084,018	0
6.08.04.02	Dividends	602,435	841,783	0
6.08.04.03	Retained Earnings/Accumulated Losses for the Year	1,969,980	890,607	0
6.08.04.04	Retained Earnings – Minority Shareholders	7,164	47,337	0
6.08.05	Other	0	0	0

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2008	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

13.01 – MANAGEMENT REPORT

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2008	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

Amounts in thousands of Reais, unless otherwise stated.

1.	OUR GROUP AND OPERATIONS

a)	Overview

Companhia de Bebidas das Américas - AmBev (referred as “Company” or “AmBev” or “Parent Company”), headquartered in São Paulo, produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages and malt, either directly or by participating in other companies in Brazil and elsewhere in the Americas.

The Company maintains an agreement with PepsiCo International, Inc. (“PepsiCo”) to bottle, sell and distribute Pepsi products in Brazil and in other Latin American countries, including Lipton Ice Tea, Gatorade and H2OH!.

The Company maintains a licensing agreement with Anheuser-Busch, Inc., through its subsidiary Labatt Brewing Company Limited (“Labatt Canada”), to produce, bottle, sell and distribute Budweiser products in Canada. In addition, the Company and certain of its subsidiaries produce and distribute Stella Artois under license of InBev S.A./N.V. (“InBev”) in Brazil, Argentina, Canada, and other countries and, by means of a license granted to InBev, it distributes Brahma in the United States and in certain countries of Europe, Asia and Africa.

The Company’s shares are traded on the São Paulo Stock Exchange – BOVESPA and on the New York Stock Exchange – NYSE, as American Depositary Receipts - ADRs.

b)	Main events occurred in the periods of 2008 and of 2007

(i) Sale of the brands and assets of Cervejaria Cintra Indústria e Comércio Ltda. (“Cintra”)

On May 21, 2008, the Company entered into a “Private Instrument of Assignment and Transfer of Assets, Rights and Obligations, with Sale and Purchase of Brands and Other Covenants”, with Schincariol Participações e Representações S.A. (“Schincariol”). The amounts related to the assignment and transfer of brands and sale of the distribution assets, according to the agreement, were R$16,600 and R$22,400, respectively.

The result of the assignment and transfer of brands totaled a loss of R$40, while the result of the sale of the distribution assets generated a profit of R$3,334. As a result of the sale of the brands, the corporate name of Cintra was changed to Londrina Bebidas Ltda. (“Londrina”), on June 20, 2008.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2008	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

 (ii) Outcome of the public tender offer for the shares of Quinsa

On February 12, 2008 the Company announced the closure of the public voluntary tender offer to acquire 5,483,950 Class A shares and up to 8,800,060 Class B shares (including Class B shares issued as American Depositary Shares (“ADS”) issued by its subsidiary Quinsa, Société Anonyme (“Quinsa”), which represented the outstanding Class A and Class B shares (including Class B shares held as ADS) not owned by AmBev or by its subsidiaries.

AmBev purchased 3,136,001 Class A shares, and 8,239,536.867 Class B shares (including 7,236,336.867 Class B shares held as ADS) issued by Quinsa.

With the settlement of the offering, AmBev’s interest in Quinsa’s voting capital went up to 99.56%, holding a 99.26% economic interest. The Company disbursed, during February and March, the amount of R$617,632 (equivalent to US$353,499), to settle the transaction, which generated goodwill in the amount of R$500,737.

(iii) Acquisition of interest from minority shareholders of Quilmes Industrial Société Anonymer (“Quinsa”)

During the year of 2008, the Company and its subsidiary Dunvegan S.A. purchased some shares from Quinsa’s minority shareholders in the amount of R$52,713 (equivalent to US$26,229), of which 1,299,147 were Class A  shares and 459,569 Class B shares. These transactions resulted in goodwill amounting to R$43,265.

(iv) Interest increase – Lambic Holding S.A. (“Lambic”)

On January 24, 2008, the Company, through its subsidiary Cervejarias Reunidas Skol Caracu S.A. (“Skol”), paid the amount of R$82,262 (equivalent to US$46,000), for the acquisition of 12.901% of the shares of the subsidiary Lambic Holding S.A. (“Lambic”), in Argentina. This transaction has resulted in a goodwill in the amount of R$36,783.

(v) Acquisition of Obrinvest – Obras e Investimentos S.A. (“Obrinvest”)

On January 16, 2008, the Company acquired the total capital stock of Obrinvest – Obras e Investimentos S.A., the owner of Cintra brand. The difference between the amount of R$16,614 paid and Obrinvest’s book value of R$185 was recorded in “Intangible assets” as brands and patents. On May 15, 2008 there was the dissolution of Obrinvest. On the same date, the assets and liabilities of Obrinvest were assumed by the Company. On May 21, 2008, the Company sold the brands and assets related to Cintra, as described in note (i) above.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2008	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

(vi) Merger of the subsidiary Beverage Associates Holding Ltd (“BAH”)

On June 29, 2007, the subsidiary BAH was merged into AmBev, with the purpose of simplifying the corporate structure and reducing costs of the two companies involved. The amortization of the goodwill recorded by AmBev, based on future profitability, is being, after the merger, considered deductable for fiscal purposes, pursuant to the tax legislation in force. As BAH was 100% controlled by AmBev, there was no issuance of shares in the merger.

(vii) Acquisition of Lakeport Brewing Income Fund (“Lakeport”) by Labatt Canada

On March 29, 2007 Labatt Canada acquired 91.43% of Lakeport’s Units, and paid for the Units the amount of CAD$208,468 (equivalent to R$376,412 on December 31, 2007), recording a goodwill of CAD$205,935 (equivalent to R$371,838 on December 31, 2007), which is being amortized in a straight-line basis in the course of 10 years. Subsequent to the compulsory acquisition of the remaining Units, Lakeport became Labatt Canada’s wholly-owned subsidiary.

(viii) Sale and purchase agreement related to Cintra

On March 28, 2007, the Company announced the execution of the purchase and sale agreement of the total quotas of Goldensand – Comércio e Serviços; Sociedade Unipessoal Lda. ("Goldensand"), Cintra’s parent company, owning 95.89% of the quotas. The amount paid for the purchase was R$43,167 and resulted in goodwill of R$363,069, which is being amortized in 10 years.

In addition, the Company, through a Subsidiary, also acquired 4.11% of Cintra’s quotas at the acquisition price of R$6,482, resulting in goodwill of R$13,061, which is being amortized in 10 years. These transactions did not include the acquisition of Cintra’s brands.

(ix) Acquisition of 20% of the common shares of the subsidiary Compañia Cervecera AmBev Ecuador S.A. (“AmBevEcuador”)

On March 5, 2007, the Company, through its subsidiary Monthiers S.A. (“Monthiers”), acquired 120,500 common shares of AmBev Ecuador from Freeville Management Ltd., for the amount of US$1,336, representing an interest increase of 20% in its capital stock. Thus, the Company increased its interest in the capital of AmBevEcuador from 80% to 100% and recorded goodwill of R$770.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2008	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

2.	PRESENTATION OF ACCOUNTING STATEMENTS AND SIGNIFICANT PRACTICES ADOPTED

The individual and consolidated accounting statements were created according to the accounting practices adopted in Brazil, which encompass the corporate law, the Pronouncements, Counseling and Interpretations issued by the Accounting Pronouncement Committee and the rules issued by the Brazilian Securities Commission (CVM).

2.1      Initial adoption of Law no. 11,638/07

The Company chose to prepare the transition balance sheet on January 1, 2008, which is the accounting starting point pursuant to the corporate legislation amended by Law 11,638/07 and by Provisional Measure no. 449/08. The amendments introduced by the aforementioned legislation constitute a change in accounting practice. However, as allowed by the Technical Pronouncement CPC no. 13 – Initial Adoption of Law no. 11,638/07, approved by CVM Resolution no. 565 of December 17, 2008 and by Provisional Measure no. 449/08, all the adjustments affecting income were made against retained earnings on the transition date, pursuant to article 186 of Law no. 6,404/76, without retroactive effects on the financial statements.

Below are the equity adjustments resulting from the initial adoption of Law no. 11,638/07 and Provisional Measure no. 449/08, the summary of the accounting practices altered by this law, and the summary of its effects on 2008 income and on shareholders’ equity on December 31, 2008.

Parent Company
		Transition Date - 01/01/2008
	12/31/07 Balances	Adjustments		Balances

Shareholders’ Equity – Parent Company	17,419,950	(238,930)		17,181,020

Capital Stock	6,105,207	-		6,105,207
Capital Reserve	9,952,577	53,610		10,006,187
Profit Reserve	2,521,035	-		2,521,035
Treasury Shares	(1,158,869)	-		(1,158,869)
Accumulated Profits (Losses)	-	(292,540	) (a)	(292,540)

Summary of Adjustments – Parent Company

(a) Adjustments against accumulated profits	(292,540)
(a.1) Financial Instruments evaluated at fair value by applying the hedge accounting concept	(299,795)
(a.2) Write-off of deferred assets	(62,221)
(a.3) Share-based payment	(53,610)
(a.4) Deferred income tax and social contributions	123,086

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2008	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

Consolidated
		Transition Date - 01/01/2008
	12/31/07 Balances	Adjustments		Balances

Shareholders’ Equity - Consolidated	17,419,950	(238,930)		17,181,020

Capital Stock	6,105,207	-		6,105,207
Capital Reserve	9,952,577	53,610		10,006,187
Profit Reserve	2,521,035	-		2,521,035
Treasury Shares	(1,158,869)	-		(1,158,869)
Accumulated Profits (Losses)	-	(292,540	) (a)	(292,540)

Summary of Adjustments – Consolidated

(a) Adjustments against accumulated profits	(292,540)
(a.1) Financial Instruments evaluated at fair value by applying the hedge accounting concept	(260,528)
(a.2) Write-off of deferred assets	(102,521)
(a.3) Share-based payment	(53,610)
(a.4) Deferred income tax and social contributions	125,530
(a.5) Effects of equity accounting of Law 11,638 from subsidiaries	(1,411)

a)	Financial instruments

The financial instruments existing on the transition date were reclassified to: (i) financial asset or liability measured at fair value through income; (ii) held to maturity; (iii) loans and receivables; and (iv) available for sale. Except for certain exceptions, financial liabilities are recognized initially at fair value plus occasional transaction costs and their subsequent measurement is carried out at amortized cost.

The difference between the book value and the fair value of financial instruments measured at fair value and the differences between the amount recorded and the new amount calculated for financial instruments evaluated by the amortized cost method were allocated in the retained earnings balance on the transition date.

On that date, the Company reclassified and/or recognized assets and liabilities related to hedge operation accounting whose characteristics meet the requirements set forth by the Technical Pronouncement CPC no. 14 – Financial Instruments, approved by CVM Resolution no. 566; considering that the documents needed for the application of the hedge accounting concept were complete.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2008	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

b)	Deferred assets

The residual balance of deferred assets, which could not be reclassified to other accounts of the balance sheet, was written off against the retained earnings account on January 1, 2008. The acquisitions made during 2008, which could also not be classified to other balance sheet accounts, were written off against the income for the year in the Other operating expenses account.

Deferred assets, which met the criteria set forth by the Technical Pronouncement CPC no. 4 – Intangible Assets, were reclassified to the intangible assets group on January 1, 2008, totaling R$2,112,785.

c)	Adjustments at present value

In the management’s opinion, assets and liabilities items originated from long-term operations and from relevant short-term operations were already substantially adjusted at present value according to the international accounting standards, and therefore no adjustments of this nature were required.

d)	Equity accounting

The exchange rate variation from the conversion of subsidiaries’ income no exterior was disregarded in the Equity accounting account and included in a specific account in Shareholders’ Equity, in the Adjustment for equity evaluation group.

The amounts of tax incentives of ICMS (value-added tax) and Income tax of subsidiaries, which were previously recorded in the Equity earnings and additions, were reclassified to the Equity in the earnings of subsidiaries and Associated companies account.

e)	Donations and subsidies

The donations and subsidies received by the Company prior to the initial adoption of Law no. 11,638/07 and Provisional Measure no. 449/08 were recorded in the Capital reserve account in Shareholders’ Equity, in which they will be kept until their allocation, and the donations and subsidies received as of the year 2008, when it is possible to ensure that the conditions set forth have been met by the Company, are being recognized in the income for the year.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2008	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

f)	Share-based payment

The Company granted stock options to part of its staff that may only be exercised after the specific vesting periods. These options are evaluated at fair value and recognized as expenses in contra account of capital reserve as the service rendering term is fulfilled.

The initial adjustment regarding the adoption of Law no. 11,638 was made against retained earnings or accumulated losses, totaling R$53,611.

g)	Effects of the initial adoption of Law no. 11,638/07 and Provisional Measure no. 449/08

Below is the reconciliation of the income for 2008 and shareholders’ equity on December 31, 2008 taking into account the effects of the initial adoption of Law no. 11,638/07 with the income that would have been obtained in case the changes in accounting practices related to the aforementioned law had not been adopted.

Parent Company	2008
2008 result before the adjustments resulting from the adoption of Law no.11,638/07 and Provisional Measure no. 449/08	3,403,735
Adjustments of the effects resulting from initial adoption of Law no.11,638/07 and Provisional Measure no. 449/08
Value of assets recovery – CPC 1	(1,976)
Adjustment of translation exchange variation of financial statements – CPC 2	(530,866)
Write-off of deferred assets acquired during the period – CPC 4	(4,972)
Receipt of donations and subsidies– CPC 7	142,876
Cost of transaction on issuing securities – CPC 8	17,265
Expenses with share-based payment – CPC 10	(47,538)
Financial instruments measured at fair value by applying hedge accounting – CPC 14	52,419
Deferred income taxes and social contributions on temporary differences	28,535
2008 result adjusted by the adoption of Law no. 11,638/07 and Provisional Measure no.449/08	3,059,478

12/31/2008
Shareholders’ Equity on 12/31/2008 before adjustments resulting from the adoption of Law no.11,638/07 and Provisional Measure n°449/08	17,104,040
Adjustments on transition date recognized in:
Accumulated Loss or Profits
Write-off of deferred assets on 12/31/2007 – CPC 4	(62,221)
Option Plan – CPC 10	(53,611)
Financial Instruments – Fair Value – CPC 14	(299,795)
Equity Accounting Adjustment
Adjustment of translation exchange variation of financial statements – CPC 2	530,866
Financial Instruments – Hedge Reserves – CPC 14	418,403
Capital reserve
Equity instruments – CPC 10	101,148
Deferred income taxes and social contributions on temporary differences	(16,298)
Equity accounting – effects of adjustments of Law 11,638 in the investees	(100,137)
Difference between net income of 2008 and adjusted income	(344,257)
Shareholders’ Equity on 12/31/2008 adjusted by adopting the Law no. 11,638/07 and Provisional Measure no.449/08	17,278,138

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2008	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

Consolidated	2008
2008 result before the adjustments resulting from the adoption of Law no.11,638/07 and Provisional Measure no. 449/08	3,407,875
Adjustments of the effects resulting from initial adoption of Law no. 11,638/07 and Provisional Measure no.449/08
Value of assets recovery – CPC 1	(1,976)
Adjustment of translation exchange variation of financial statements – CPC 2	(530,866)
Write-off of deferred assets acquired during the period – CPC 4	(6,486)
Receipt of donations and subsidies– CPC 7	142,876
Cost of transaction on issuing securities – CPC 8	15,571
Expenses with share-based payment – CPC 10	(47,538)
Financial instruments measured at fair value by applying hedge accounting – CPC 14	52,419
Deferred income taxes and social contributions on temporary differences	27,603
2008 result adjusted by the adoption of Law no. 11,638/07 and Provisional Measure no. 449/08	3,059,478

12/31/2008
Shareholders’ Equity on 12/31/2008 before adjustments resulting from the adoption of Law no.11,638/07 and Provisional Measure no.449/08	17,333,893
Adjustments on transition date recognized in:
Accumulated Loss or Profits
Write-off of deferred assets on 12/31/2007 – CPC 4	(102,521)
Option Plan – CPC 10	(53,611)
Financial Instruments – Fair Value – CPC 14	(260,528)
Equity Accounting Adjustment
Adjustment of translation exchange variation of financial statements – CPC 2	530,866
Financial instruments – Hedge Reserves – CPC 14	91,140
Capital reserve
Equity instruments – CPC 10	101,148
Deferred income taxes and social contributions on temporary differences	(13,852)
Difference between net income of 2008 and adjusted income	(348,397)
Shareholders’ Equity on 12/31/2008 adjusted by adopting the Law no. 11,638/07 and Provisional Measure no.449/08	17,278,138

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2008	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

2.2   Summary of main accounting practices

a) Accounting estimates

The preparation of the accounting statements according to the accounting practices adopted in Brazil requires that the Company’s Management use its own considerations for determining them and the register of accounting estimates. Assets and liabilities subject to estimates and premises include net book value of fixed asset, allowance for decreasing at recoverable value, allowance for doubtful accounts, provisions for inventory devaluation, deferred assets tax income, provision for contingencies, measurement of financial instruments, and assets and liabilities related to employees’ benefits. The settlement of the transactions involving these estimates may result in different values from the estimated due to the inaccuracy inherent to the process of their determination. The Company annually reviews these estimates.

b) Financial Instruments

Non-derivative financial instruments include financial investments, investments in instruments of debt and assets, accounts receivable and other receivable, loans and financing, just as accounts payable and other debts.

Non-derivative financial instruments are initially recognized by the accreted fair value for instruments that are not recognized by the fair value through the result of any other costs of transactions directly attributable. Subsequently to the initial recognition, the non-derivative financial instruments are measured as described below:

Instruments held to maturity

If the company has the positive intent and capacity of holding its debt instruments to maturity, these are classified under held to maturity.

Investments held to maturity are measured at the amortization cost by using the effective interest rate method, deduced from eventual decreases at their recoverable value.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2008	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

Instruments available for sale

The company’s investments in equity instruments and of certain assets related to debt instruments are classified under available for sale. Subsequently to the initial recognition, they are evaluated at the fair value and their fluctuations, except for decreases in their recoverable value, and the differences in foreign currency of these instruments are directly recognized under shareholders’ equity, net of tax effects. When an investment is no longer recognized, the accumulated profits or losses in shareholders’ equity are transferred to results.

Financial instruments at fair value through result

An instrument is classified at the fair value through the result if it is kept for negotiation, that is, designed as such when the initial recognition was done. The financial instruments are designed at the fair value through the result if the company manages these investments and made decisions of purchase and sale based on their fair value according to the investment strategy and risk management documented by the company. After initial recognition, attributable costs of transactions are recognized under results when incurred. Financial instruments at the fair value through result are measured at the fair value and their fluctuations are recognized in the result.

Other

Other non-derivative financial instruments are measured at the amortization cost by using the effective interest rate method, deduced by eventual decreases in the recoverable value.

Derivative Financial Instruments

The Company holds derivative financial instruments to protect risks related to foreign currencies, interest rate and commodities.

The derivatives are initially recognized at their fair value; attributable costs of transactions are recognized under result when incurred. Subsequently to the initial recognition, the derivatives are measured at the fair value and the changes are accounted in the result, except under the circumstances described below, for accounting hedge operations.

Cash Flow Hedge

The changes in the fair value of the protection derivative instrument designed as cash flow hedge are directly recognized in shareholder’s equity, as the hedge is considered effective. If the hedge is not considered effective, the changes are recognized in the result.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2008	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

If the hedge instrument does not fulfill the criteria for hedge accounting operation, it expires, it is sold, finished or exercised and the hedge accounting operation is prospectively discontinued. The accumulated profit or loss previously recognized in shareholder’s equity remains there until other predicted transactions (forecast transactions) occur. When the protected item is a non-financial asset, the value recognized in shareholders’ equity is transferred to the value of the respective asset when this is recognized. In other cases, the value recognized in the shareholders’ equity is transferred to the result in the same period in which the protected item affects the result.

Fair Value Hedge

The changes in the fair value of a coverage derivative instrument designed as fair value hedge are recognized in the result. The protected item is also measured at the fair value regarding the risk to be covered; the attributable profit or loss to the insured risk is recognized in the result and adjusts the value of the protected item.

c) Determination of net income

Revenues and expenses are recognized on an accrual basis. Sales revenues and their respective costs are recorded when all risks and benefits related to products sold are transferred to customers. Sales revenues are not recorded if there is a significant uncertainty regarding its realization.

Pursuant to corporate legislation amended by Law no. 11,638/07 and by Provisional Measure no. 449/08, the Non-operating income account was extinct. Thus, the transactions once recorded in this account are now presented in the “Other operating revenues (expenses)” (see note 16).

d)	Current and Non-current Assets

•	Cash and cash equivalents

Cash and cash equivalents, represented by amounts with immediate settlement and with maturity date to 90 days, are represented at the acquisition cost, plus income earned until the balance sheet date and adjusted, when applicable, at its equivalent market value.

•	Short-term investments

The short-term investments, represented by marketable securities, government bonds and bank deposit certificates, in addition to those denominated in foreign currency, they are classified under aimed at negotiation, measured at their fair value and recognized in financial result.

The consolidated balance sheet of short-term investments, as of December 31, 2008, includes deposits in bank account and financial investments, subject to the issuance of foreign debt bonds of subsidiaries, in the amount of R$156,125 (R$19,255 on December 31, 2007).

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2008	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

•	Accounts receivable

Accounts receivable is stated at the invoiced amount including respective sales taxes.

The allowance for doubtful accounts is recorded in an amount considered adequate by management to cover probable losses in the realization of credits, as follows:

	Parent Company		Consolidated
	12/31/08	12/31/07	12/31/08	12/31/07
Opening balance	138,709	134,088	186,121	185,605
Constitution	25,305	8,993	37,073	24,852
Reversal/utilization	(30,127)	(4,372)	(15,571)	(18,953)
Exchange rate variation (*)	-	-	7,541	(5,383)
Closing balance	133,887	138,709	215,164	186,121
(*) Exchange rate variation related to the allowance for doubtful accounts of foreign companies.

•	Inventories

Inventories are stated at average cost of purchases or production, adjusted, when necessary, by the provision for reduction at realizable values. Inventories cost includes purchase, transportation and warehouse costs. For finished goods and work in progress products, costs include overhead related to the production.

•	Other assets

Other current and non-current assets are presented at cost value, including, when applicable, the income earned to the end of the year. When necessary, a reserve for reduction in market values is recorded.

e)	Investments, Property, Plant and Equipment and Intangible Assets

Investments in subsidiaries and in joint subsidiaries are evaluated by the equity accounting method and, during its first evaluation, the accounting practices adopted are standardized to those adopted by the Company. The accounting value of these investments includes the breakdown of the acquisition costs in equity value, goodwill or negative goodwill, and the latter two are presented in the Intangible Assets.

Goodwill in investments, substantiated in the surplus value of property, plant and equipment, is amortized based on the expected useful life of property, plant and equipment of the subsidiary, while goodwill (negative goodwill) attributed to the expected future results is amortized within the term of ten years, being the goodwill recorded in item “Administrative expenses” and the Negative goodwill in “Other operating revenues”, attributed to various economic reasons, will only be realized upon the possible sale or write-off of investments.

Property, plant and equipment is stated at acquisition cost and includes interest from the financing incurred during the construction of certain qualified assets. Maintenance and repair expenses, when incurred, are recorded as expenses. Losses with bottles and crates during production are included in the cost of goods sold. Other losses in the realization of the property, plant and equipment are evaluated by the Company management and, when applicable, a provision is recorded.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2008	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

Depreciation is calculated by the straight-line method, considering the useful and economic life of the assets, at the annual rates mentioned in Note 6.

Intangible assets are stated at acquisition cost, and are composed mainly of goodwill and by the cost with contract rescission of distribution when the Company begins to distribute its products directly in certain areas. Amortization is calculated by the straight-line method, at the annual rates mentioned in Note 7, within the term limits established in the legislation.

Fixed assets and intangible assets have their recoverable values tested, at least, annually, in case there are indicators of value loss. The goodwill and the assets with undefined useful life have their recoverable value annually tested, apart from having indicators of value loss.

f)	Current and non-current liabilities

These are stated at known or calculable values, plus, when applicable, the corresponding charges and monetary variations accrued until the date of the financial statements (amortized cost).

Pursuant to the corporate legislation amended by Law no. 11,638/07 and by Provisional Measure no. 449/08, the Deferred income group was extinct. Thus, the transactions once recorded in this group are presented in Other liabilities, in Long-term liabilities.

g)	Provision for contingencies and liabilities related to administrative or law proceedings.

The provision for contingencies is established according to updated values, referring to labor, tax, civil and commercial issues under discussion at the administrative or judicial levels, based on the estimated losses established by the Company’s internal and external legal counsel, in the cases in which such losses are considered probable.

Tax reductions, obtained based on judicial decisions derived from lawsuits filed by the Company and its subsidiaries against the fiscal authorities are subject to provisioning until they are ultimately ensured in favor of the Company and its subsidiaries.

h)	Fiscal incentives

The Company and its subsidiaries have certain state fiscal incentive programs as deferred tax payments, with partial or full reductions of these. In some States the grace periods and reductions are not conditional.

However, when the conditions exist, they refer to facts under Company’s control. The benefit related to the reduction of these tax payments is accounted for in the income for the year of the Company and its subsidiaries, based on the accrual basis of accounting of these taxes, or upon the compliance by the companies of the obligations established by the state programs, in order to receive the benefit granted.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2008	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

ICMS (value-added tax) benefits are recorded in the income for the year, in the Other operating revenues account, in the amount of R$139,660 and R$238,349, in the parent company and consolidated statements, respectively.

Income tax benefits are recorded in the Provision for income tax and social contribution account, in the amount of R$3,215 and R$117,061, in the parent company and consolidated statements, respectively.

i)	Income and social contribution taxes

The income and social contribution taxes are calculated at the rates set forth in the applicable legislation. Charges related to income tax and social contribution is recorded on the accrual basis, plus the deferred income tax calculated at temporary differences between the accounting and tax basis of assets and liabilities.

The Company also records the deferred income tax corresponding to the future tax benefit on tax losses carryforward and negative basis of social contribution where these benefits are expected to be realized, within 10 years, based on the future results projection.

j)	Actuarial assets and liabilities related to employee benefits

The Company and its subsidiaries record the actuarial assets and liabilities related to benefits to employees in accordance with the CVM Resolution no. 371, as of December 13, 2000.

The actuarial gains and losses are recorded as income or expense, based on unrecognized gains and losses, which exceed, in each period, the higher between (a) 10% of the present value of the actuarial liability and (b) 10% of the fair value of the plan assets, amortized by the estimate future average time of service of the plan participants.

k)	Transactions with related parties

Transactions with related parties are carried out under usual market conditions and include, among others, the buying and selling of raw materials such as malt, concentrates, labels, corks, bottles and various finished goods.

Loan agreements among the Company's subsidiaries in Brazil have undetermined maturity terms and are subject to financial charges, except for some agreements with subsidiaries, in which the Company holds 100% of the capital stock, which are not subject to financial charges.

Agreements involving the Company's foreign subsidiaries are usually monetarily restated based on the US dollar variation, plus market interest.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2008	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

l)  Functional currency and translation of the financial statements of subsidiaries located abroad

The Company Management has defined that your functional currency is the real, according to the rules described on CPC 2 – Effects in the Changes of Exchange Rate and Translation of Accounting Statements, approved by CVM Resolution no. 534. The functional currency of the companies abroad is the currency of the own country, except the malt operations located in Argentina and Uruguay whose currency is the US dollar as their functional currency, as their revenues and cash flows are considerably pegged to such a currency.

Assets and liabilities of the subsidiaries located abroad are translated into reais at the exchange rates effective on the date of the financial statements. The income statement  accounts are translated and maintained in reais at the average exchange rates of each month.

The difference between the net income determined at the exchange rates on the date of the financial statements and that ascertained at the average exchange rates of the period, as well as the profits and losses resulting from the exchange variance on the opening balances of the equity, are recorded in the Shareholders’ Equity account, in the group “Equity evaluation adjustments”, pursuant to Technical Pronouncement CPC no. 2 – Effects of Changes in the Exchange Rate and Conversion of Financial statements. As well as the profits and losses resulting from the exchange variance on the opening balances of the equity, are recorded

The parity between local currency and the US Dollar (“US$”) was used for the translation of the financial statements of subsidiaries located abroad, at the rates below. The exchange rate from US Dollar to Brazilian Real (“R$”) used on December 31, 2008 was R$2.34 (R$1.77 on December 31, 2007).

Currency	Name	Country	Initial rate	Final rate
DOP	Dominican peso	Dominican Republic	34.17	35.37
GTQ	Quetzal	Guatemala	7.63	7.78
PEN	Peruvian sol	Peru	2.99	3.14
VEF	Bolívar	Venezuela	2.150.00	2.1500
ARS	Peso	Argentina	3.15	3.45
BOB	Boliviano	Bolivia	7.67	7.07
PYG	Guarani	Paraguay	4.849.90	4.930.00
UYU	Uruguayan peso	Uruguay	21.55	24.35
CLP	Chilean Peso	Chile	495.82	629.11
USD	US Dollar	Equator	1.77	2.34

The parity between Canadian Dollars (“CAD”) and reais was used for the translation of Labatt Canada’s financial statements at the rate of R$1.91 on December 31, 2008 (R$1.81 on December 31, 2008).

m)	Consolidated financial statements

The consolidated financial statements include the financial statements of the Company and its direct and indirect subsidiaries, as mentioned in Note 5 (c) and (d). The accounting policies were applied uniformly to the consolidated companies and are consistent with those applied in the previous year.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2008	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

The Company consolidates net liabilities and the results of Agrega Inteligência em Compras Ltda. (“Agrega”) and Ice Tea do Brasil Ltda. (“ITB”), proportionally to its stake in the accounting statements of these companies.

On December 31, 2008, total net liabilities recorded by AmBev relative to these companies amounted to R$6,470 and net results totaled a loss of R$4,241, (liabilities net of R$2,119 and a profit of R$3,674, respectively, on December 31, 2007).

The Company also consolidates the financial statements of the fund Taurus Investment SPC (“Taurus Investment”), an investment fund fully and directly controlled through the Company’s subsidiaries. On December 31, 2008 and 2007, the balances presented at the consolidated financial statements related to the fund corresponded, primarily, to short-term investments and operations with derivative instruments used to mitigate the Company’s exposure to variations in the prices of commodities, interest rate and exchange rates.

n)	Reclassifications

With the purpose of improving the presentation of certain amounts and transactions in its financial statements, as well as maintaining the comparability between the periods, the Company made the following reclassifications on December 31, 2007:

-	Balance Sheet: from Provisions for Contingencies – Non-current to Current, the amount of R$73,147 and R$105,960 in the Parent Company and in the Consolidated, respectively;

-
Consolidated Statement of Income: a) from Cost of goods sold, the amount of R$5,172, from sales expenses, the amount of R$6,603 and from administrative expenses, the amount of R$7,956, to employee profit sharing, totaling R$19,731; b) from Administrative expenses to Tax, labor and other contingencies, in the amount of R$9,815.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2008	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

-
Statement of cash flow: of Amortization, in the group, using cash in financing activities for Payment of interests on loans, in generating cash group from the operating activities, the amounts of R$523,829 parent company and R$728,053 consolidated (R$560,703 and R$816,029 in 2007, respectively).

3.    RECOVERABLE TAXES AND TAXES PAYABLE

a) Breakdown of recoverable taxes – Current and non-current:

	Parent Company				Consolidated
	Current		Non-current		Current		Non-current
	12/31/08	12/31/07	12/31/08	12/31/07	12/31/08	12/31/07	12/31/08	12/31/07

IPI	5,612	16,097	-	-	38,577	26,308	-	-
ICMS	104,638	122,535	125,049	130,801	134,578	132,653	155,192	137,396
PIS / COFINS	57,936	48,499	35,261	29,766	73,525	57,932	40,767	30,780
IRRF	10,685	17,696	-	-	14,036	35,076	-	-
IRPJ / CSLL	174,896	294,925	-	6,298	320,098	372,334	-	14,708
Other local taxes	2,287	14,369	136,714	17,741	2,868	14,717	144,448	24,373
Foreign units taxes	-	-	-	-	141,743	100,287	-	-
	356,054	514,121	297,024	184,606	725,425	739,307	340,407	207,257

b) Breakdown of taxes payable - current:

	Parent Company		Consolidated
	12/31/08	12/31/07	12/31/08	12/31/07

IPI	149,875	73,176	180,948	76,956
ICMS	573,524	622,550	710,114	642,953
PIS / COFINS	7,206	16,086	11,046	18,778
IRRF	6,803	7,585	8,527	8,628
Other local taxes	24,889	32,024	50,574	55,543
Foreign units taxes	-	-	596,519	458,134
	762,297	751,421	1,557,728	1,260,992

Abbreviations used:
IPI – Excise Tax
ICMS – Value-Added Tax
PIS – Social Integration Program

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2008	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

COFINS – Contribution for Social Security Financing
IRRF – Withholding Income Tax
IRPJ – Corporate Income Tax
CSLL – Social Contribution on Net Income

4.    RELATED PARTIES

4.1 – Transactions with related parties

	Balances on December 31, 2008				Transactions occurred in 2008
Companies	Credits with Subsidiaries	Accounts Payable	Loan agreements receivable	Loan agreements payable	Net sales	Net financial income
AmBev (i)	288,063	(2,869,713)	15,849	(1,360,311)	683,033	1,165,672
AmBev Bebidas	269,381	(266,925)	-	-	64,676	(333)
AmBev International	445,602	-	226,898	(151,884)	-	(212,525)
Arosuco	225,861	(12,880)	-	-	685,864	(279)
Aspen	-	(7)	72,816	(262,694)	-	57,935
Brahmaco	1,169	(1,169)	315,119	(304,219)	-	(3,289)
Brahma Venezuela	1,795	(37,506)	20,699	-	-	(2,909)
Londrina	115,139	(21,201)	-	-	144,996	-
CRBS S.A.	-	(2,065)	172	-	-	-
Cympay	117,132	(4,052)	1,991	-	168,273	(133)
Dahlen	-	-	171,970	(3,059)	-	(4,186)
Dunvegan S.A.	143,449	(1,169)	453,815	(876,318)	-	18,472
Eagle	-	(678)	262	(1,675)	-	(63)
Fratelli Vita	153,154	(69,680)	-	(125,193)	75,916	30,790
Fratelli Vita Ltd	-	-	125,193	-	-	(43,360)
Goldensand	-	-	-	-	-	35,451
Jalua Spain S.L.	7	-	494,870	(693,597)	-	86,796
Labatt Canadá	-	(14,501)	-	(327)	11,939	-
Malteria Uruguai S.A.	210,087	(69,847)	-	(164)	519,162	1,113
Malteria Pampa S.A.	7,359	(63,962)	299	-	249,304	(119)
Monthiers S.A.	719,664	-	2,141,572	(54,418)	-	(859,495)
NCAQ	-	-	294,185	-	-	(55,864)
Quinsa	778	-	-	-	2,021	-
Skol	-	(3,851)	-	(9,111)	-	-
Taurus Investments	776,167	-	-	-	-	(242,631)
Other National	13,752	(20,617)	22,096	(126,066)	31,985	13,003
Other International	10,764	(28,611)	-	(384,641)	1	9,121
TOTAL	3,499,323	(3,488,434)	4,357,806	(4,353,677)	2,637,170	(6,833)

	Balances on December 2007				Transactions occurred in 2007
Companies	Credits with Subsidiaries	Accounts Payable	Loan agreements receivable	Loan agreements payable	Net Sales	Net financial income
AmBev (i)	880,786	(1,602,392)	59,492	(985,694)	454,107	(202,156)
AmBev Bebidas	-	-	-	-	-	-
AmBev International	261,314	-	-	-	-	1,547
Arosuco	146	(73,738)	-	-	652,649	(35)
Aspen	-	-	87,667	(220,243)	-	(11,773)
Brahmaco	886	(886)	218,438	(211,069)	-	719
Brahma Venezuela	1,177	(22,629)	70,880	-	-	(4,141)
Londrina	526	(1,168)	-	(2,663)	31,210	-
CRBS S.A.	122,656	-	240	(24,913)	-	-
Cympay	68,493	(32,715)	1,382	-	102,628	1,890
Dunvegan S.A.	108,725	(886)	360,763	(718,981)	-	(28,780)
Eagle	-	(867,971)	198	(2,617)	-	41
Fratelli Vita	3,723	(2,428)	266,211	(90,014)	54,523	(15,449)
Goldensand	-	-	-	(86,176)	-	(7,356)
Jalua Spain S.L.	-	-	430,166	(544,334)	-	27,098
Labatt Canadá	1,107	(4,981)	-	(261)	13,014	-
Malteria Uruguai S.A.	104,087	(79,131)	-	-	302,425	(8,241)
Malteria Pampa S.A.	71,474	(40,433)	459	-	142,557	(90)
Monthiers S.A.	546,600	-	1,459,074	-	-	313,200
Quinsa	-	(3,877)	-	-	17,618	-
Skol	-	-	207	(18,476)	-	-
Taurus Investments	588,295	-	-	-	-	(74,612)
Other National	31	(19,765)	80,023	(104,717)	9,309	5,819
Other International	5,382	(15,947)	-	(21,024)	-	1,713
TOTAL	2,765,408	(2,768,947)	3,035,200	(3,031,182)	1,780,040	(606)

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2008	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

(i) AmBev has amounts recorded under “Accounts receivable and payable” with its shareholders FAHZ and InBev, whose financial statements are not part of the Company's consolidated information, and, therefore, balances were not eliminated.

Names used:
AmBev Brasil Bebidas Ltda (“AmBev Bebidas”)
AmBev International Finance Co. Ltd. (“AmBev International”)
Arosuco Aromas e Sucos Ltda. (“Arosuco”)
Aspen Equities Corporation (“Aspen”)
Brahmaco International Limited (“Brahmaco”)
Cerveceria y Maltería Paysandú (“Cympay”)
Compañia Brahma Venezuela S.A (“Brahma Venezuela”)
Eagle Distribuidora de Bebidas S.A. (“Eagle”)
Fratelli Vita Bebidas S/A (“Fratelli Vita”)
Fundação Antônio e Helena Zerrenner – Instituição Nacional de Beneficência (“FAHZ”)
InBev NV/SA (“InBev”)

4.2 – Management compensation

The amounts referring to the compensation of key management staff are presented below:

	2008	2007

Short-term benefits (i)	14,323	12,898
Share-based compensation (ii)	10,362	8,124
Post-employment benefits	645	33
Other long-term benefits	1,023	394

Total	26,353	21,449

(i)	Correspond substantially to the executive officers’ compensation and profit sharing (including performance bonus).

(ii)	Corresponds to the cost of the options granted to Management.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2008	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

5.	INVESTMENT IN DIRECT SUBSIDIARIES

a)	Changes in investments in direct subsidiaries, including goodwill and negative goodwill.

	Investment in subsidiaries	Goodwill	Total
Balance on December 31, 2006	18,965,546	2,238,203	21,203,749
Equity accounting (i)	(139,235)	-	(139,235)
Reversal of provision for investment losses	3,419	-	3,419

Transfer of goodwill on BAH merger to Intangible Assets	-	(2,136,832)	(2,136,832)
Goldensand acquisition	(505,513)	548,680	43,167
Goodwill amortization	-	(122,816)	(122,816)
Recalculation goodwill on Goldensand acquisition	185,611	(185,611)	-
Dividends received and receivable	(963,354)	-	(963,354)
Exchange rate variation in subsidiary abroad	(88,337)	-	(88,337)
Equity earnings and additions on subsidiaries	212,854	-	212,854
Sale of investments ( iii )	(790,013)	-	(790,013)
Miranda Correa merger	(46,258)	-	(46,258)
Transfer of goodwill on Miranda Correa merger to Intangible Assets	-	(2,527)	(2,527)
Capital transfer to jointly-owned subsidiary Agrega	600	-	600
Capital transfer to subsidiary Goldensand	72,461	-	72,461

Capital reduction in jointly-owned subsidiary Agrega	(598)	-	(598)
Capital reduction in subsidiary Fratelli Vita	(155,931)	-	(155,931)
Interest increase in subsidiaries (ii)	1,682	-	1,682
Balance on December 31, 2007	16,752,934	339,097	17,092,031
Equity accounting (i)	2,116,909	-	2,116,909
Reversal of provision for investment losses	8,170	-	8,170
Exchange rate variation in investments abroad	242,446	-	242,446
Goodwill amortization	-	(114,683)	(114,683)
Obrinvest acquisition/merger	16	-	16
Quinsa minority shareholders acquisition	116,824	504,380	621,204
Dividends received and receivable	(1,603,042)	-	(1,603,042)
Equity earnings and additions on subsidiaries	(4,178)	-	(4,178)
Interest increase in subsidiaries (iv)	591	-	591
Capital transfer to subsidiary Skol	82,634	-	82,634
Capital transfer to subsidiary Eagle	745,315	-	745,315
Capital transfer to subsidiary AmBev International	32,136	-	32,136
Capital transfer to subsidiary AmBev Bebidas	265,813	-	265,813
Capital transfer to subsidiary CRBS	24,685	-	24,685
Capital transfer to subsidiary Goldensand	121,578	-	121,578
Capital transfer to subsidiary Dahlen	804,207	-	804,207
Effects of Law 11,638/2007 (vi)	(100,137)	-	(100,137)
Exchange rate variation from conversion in subsidiaries	288,420	-	288,420
Reclassification of goodwill to Intangible group (v)	-	(728,794)	(728,794)
Balance on December 31, 2008	19,895,321	-	19,895,321

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2008	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

On December 31, 2008, the balance of Investment in subsidiaries includes the balance of Provision for unsecured liabilities at Goldensand in the amount of R$114,070 recorded, at the Parent Company, in Non-current liabilities.

(i)	This result comprises goodwill amortization of Labatt AS in Labatt Canada at the amount of R$1,284,691 (R$1,129,448 in 2007).
(ii)	Increase resulting from the percentage variation in the subsidiaries CRBS and Fratelli Vita.
(iii)	Sale of investments Miranda Correa, CRBS and Skol.
(iv)	Interest increase in subsidiaries Skol, CRBS and Fratelli.
(v)	In compliance with CPC 4 – Intangibles, all the Company’s goodwill is classified in the Intangibles group, according to Note 7.
(vi)	Reserve originated from Law no. 11,638/2007 regarding the effects of adjustments made by investees.

b) Negative Goodwill – Consolidated:

Negative Goodwill	December 31, 2008			December 31, 2007
		Accumulated	Residual	Residual
	Cost	Amortization	Amount	Amount
Quilmes International	(50,068)	31,793	(18,275)	(24,367)
AmBev Ecuador	(18,485)	10,269	(8,216)	(10,270)
	(68,553)	42,062	(26,491)	(34,637)

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2008	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

c)	Information on direct subsidiaries:

	On December 31, 2008
Subsidiary	Interest %	Shareholders’ Equity	Adjusted income for the period	Investment (i)	Equity Account Result (i)
Agrega	50.00	8,419	17,271	4,210	8,635
AmBev Bebidas (ii)	99.50	538,374	320,312	535,676	318,708
AmBev International	100.00	119,078	46,379	119,078	46,379

Anep-Antarctica Empreendimentos e Participações Ltda. (“Anep”)	100.00	82,454	17,974	82,454	17,974
Arosuco	99.70	1,111,355	672,952	1,062,319	662,665
BSA Bebidas Ltda.	100.00	7,074	(3,261)	7,074	(3,261)
CRBS S.A.	10.68	245,281	39,094	26,188	1,515
Dahlen S.A.	100.00	908,172	3,401	908,172	3,401
Eagle	95.43	3,553,794	845,783	3,391,746	807,022

Fazenda do Poço Agrícola e Florestamento S.A. (“Fazenda do Poço”)	91.41	607	(3)	555	(2)
Fratelli Vita	77.97	336,051	88,571	259,861	69,279
Goldensand	100.00	(114,070)	8,170	-	-
Hohneck	50.69	1,042,647	130,490	528,536	66,147

Labatt AS	99.99	11,341,497	(440,185)	11,341,275	(440,183)
Lambic Holding S.A.	87.10	711,826	231,204	619,993	201,376
Malteria Pampa S.A.	60.00	440,556	117,209	236,041	47,473
Obrinvest	-	-	-	-	(25)
Quinsa	42.43	1,876,929	707,749	796,426	300,315
Skol	11.84	758,605	90,131	89,787	9,491
				20,009,391	2,116,909

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2008	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

	On December 31, 2007
Subsidiary	Interest %	Shareholders’ Equity	Adjusted income for the period	Investment (i)	Equity Account Result (i)
Agrega	50.00	7,148	7,038	3,574	3,519
AmBev Bebidas (ii)	99.50	253,873	13,628	252,601	13,560
AmBev International	100.00	1,297	1,297	1,297	1,297
Anep-Antarctica Empreendimentos e Participações Ltda. (“Anep”)	100.00	102,213	30,991	102,213	30,991
Arosuco	99.70	624,348	356,054	585,045	349,097
BAH (iii)	-	-	56,637	-	56,637
BSA Bebidas Ltda.	100.00	10,335	(3)	10,335	(3)
CRBS S.A.	-	-	-	-	2,100
Dahlen S.A.	100.00	7,148	7,038	3,574	3,519
Eagle	99.96	253,873	13,628	252,601	13,560
Fazenda do Poço Agrícola e Florestamento S.A. (“Fazenda do Poço”)	91.41	1,297	1,297	1,297	1,297
Fratelli Vita	77.97	102,213	30,991	102,213	30,991
Goldensand	100.00	624,348	356,054	585,045	349,097
Hohneck S.A.	50.69	-	56,637	-	56,637
Labatt AS	99.99	10,335	(3)	10,335	(3)
Lambic Holding S.A.	87.10	-	-	-	2,100
Malteria Pampa S.A.	60.00	38,335	(1,905)	38,335	(1,905)
Cervejaria Miranda Correa S.A. (iv)	-	1,835,557	(380,719)	1,835,130	(380,569)
Quinsa	34.53	610	(5)	557	(5)
Skol (v)	-	428,598	86,600	331,791	65,149
		(244,030)	3,419	-	-
		983,921	(101,365)	498,767	(51,384)
		12,447,602	(363,155)	12,447,367	(363,154)
		353,603	48,006	307,984	41,812
		181,361	59,732	103,377	39,313
		-	-	-	17,916
		1,386,128	394,813	478,591	80,260
		-	-	-	(43,866)
				16,996,964	(139,235)

(i)	Certain amounts may not correspond directly to the interest percentages, due to the unrealized profits among the companies of the group.

(ii)	New corporate name of the company Pepsi-Cola Engarrafadora Ltda.

(iii)	Company merged into AmBev on June 29, 2007.

(iv)	Company merged into AmBev Bebidas on November 30, 2007.

(v)	See Note 5(a) (iii).

d)	Relevant indirect interest in subsidiaries:

	Total percentage of indirect holding - %
Company Name	12/31/08	12/31/07
Abroad
Quinsa	57.38	56.83
Jalua Spain, S.L.	100.00	100.00
Monthiers	100.00	100.00
Aspen	100.00	100.00

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2008	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

6.	PROPERTY, PLANT AND EQUIPMENT

a) Composition

	Parent Company
	12/31/08			12/31/07	Annual
		Accumulated	Residual	Residual	Depreciation
	Cost	depreciation	Amount	Amount	rates (i)
Property, Plant and Equipment	75,766	-	75,766	94,487
Land	1,410,693	(751,503)	659,190	693,486
Buildings and constructions	3,863,387	(2,990,497)	872,890	953,316	4.00%
Machinery and equipment	1,375,584	(724,729)	650,855	641,292	10.00%
Offsite goods/equipment	57,165	(36,083)	21,082	15,209	20.00%
Other property, plant and equipment	344,108	-	344,108	209,085	20.02	%(ii)
Construction in progress	7,126,703	(4,502,812)	2,623,891	2,606,875

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2008	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

	Consolidated
	12/31/08			12/31/07	Annual
		Accumulated	Residual	Residual	Depreciation
	Cost	depreciation	Amount	Amount	rates (i)
Property, Plant and Equipment
Land	337,565	-	337,565	284,654
Buildings and constructions	3,182,379	(1,539,205)	1,643,174	1,465,928	4.0%
Machinery and equipment	10,564,127	(7,798,247)	2,765,880	2,312,244	10.0%
Offsite goods/equipment	2,822,259	(1,571,813)	1,250,446	1,012,775	20.0%
Other property, plant and equipment	285,155	(191,882)	93,273	89,902	19.99	%(ii)
Construction in progress	792,425	-	792,425	427,840
	17,983,910	(11,101,147)	6,882,763	5,593,343

(i)	Depreciation rates may increase from 50% to 100%, due to the number of production shifts in which the asset is used.

(ii)	Weighted average depreciation rate on December 31, 2008 and 2007.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2008	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

On December 31, 2008, the Company and its subsidiaries hold property, plant and equipment intended for sale in the residual amount of R$64,219 in the Parent Company statement and R$68,333 in the Consolidated Statement (R$68,237 and R$102,981 in the Parent Company and Consolidated statements, respectively, on December 31, 2007), which are classified as long-term assets, minus the provision for potential loss at realization, in the amount of R$36,121 in the Parent Company statement and R$37,290 in the Consolidated statement (R$36,196 and R$37,364 in the Parent Company and Consolidated statements, respectively, on December 31, 2007).

b)	Assets granted as collateral for bank loans

As a result of bank loans contracted by the Company and its subsidiaries, on December 31, 2008, there are assets including property, with a net book value totaling R$451,117 (R$608,787 on December 31, 2007), which have been granted as collateral for bank loans. Such restriction has no impact on the use of such assets and on the Company's operations.

7.	INTANGIBLE ASSETS

	Parent Company
	12/31/08			12/31/07
		Accumulated	Residual	Residual
	Cost	amortization	amount	amount

Area disengagement	968,297	(740,949)	227,348	231,995
BAH Goodwill (i)	2,331,089	(734,142)	1,596,947	1,914,823
Pati do Alferes Goodwill (i)	12,409	(12,409)	-	2,482
Pilcomayo Goodwill (i)	24,817	(24,817)	-	4,963
CBB Goodwill (i)	702,760	(665,316)	37,444	107,720
Astra Goodwill (i)	109,097	(66,828)	42,269	54,620
Miranda Correa Goodwill (i)	5,514	(3,538)	1,976	2,527
(-) Provision for asset impairment – CPC 1	(1,976)	-	(1,976)	-
Quinsa Goodwill (ii)	504,380	(78,143)	426,237	-
Goldensand Goodwill (ii)	363,068	(60,511)	302,557	338,864
Maltaria Pampa Goodwill (ii)	-	-	-	233
Software	260,476	(178,972)	81,504	90,371
Trademarks and patents	7,776	(4,100)	3,676	3,697
Other intangible assets	4,512	(2,795)	1,717	2,486
Projects	81,903	(71,083)	10,819	-
	5,374,122	(2,643,603)	2,730,518	2,754,781

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2008	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

	Consolidated
	12/31/08			12/31/07
		Accumulated	Carrying	Carrying
	Cost	amortization	amount	amount
Area disengagement	1,165,824	(878,835)	286,989	255,628
BAH Goodwill (i)	2,331,089	(734,142)	1,596,947	1,914,823
Goodwill on merged investments – Pati do Alferes (i)	12,409	(12,409)	-	2,482
Goodwill on merged investments – Pilcomayo (i)	24,817	(24,817)	-	4,963
Future profitability (CBB merger) (i)	702,760	(665,316)	37,444	107,720
Future profitability (Astra) (i)	109,097	(66,828)	42,269	54,620
Miranda Correa (i)	5,514	(3,538)	1,976	2,527
(-)Provision for asset impairment – CPC 1	(1,976)	-	(1,976)	-
Labatt Canada (ii)	16,383,304	(4,418,845)	11,964,459	13,249,150
Lakeport ( Note 1(b) (vii)) (ii)	396,963	(69,239)	327,724	343,950
QIB (ii)	93,372	(53,240)	40,132	49,962
Quinsa (Note 1(b) (ii)) (ii)	1,623,922	(760,830)	863,092	508,355
Cympay (ii)	26,556	(21,173)	5,383	7,867
Embodom (ii)	224,111	(104,818)	119,293	141,416
Maltaria Pampa (ii)	18,788	(18,788)	-	1,955
Ind. Del Atlântico (ii)	5,116	(2,558)	2,558	3,069
Goldensand ( Nota 1(b) (viii)) (ii)	363,069	(60,511)	302,558	338,863
Cintra (Note 1(b) (viii)) (ii)	13,061	(2,177)	10,884	12,190
Lambic (Note 1(b) (iv)) (ii)	36,783	(3,678)	33,105	-
AmBev Ecuador (ii)	770	(141)	629	706
Labatt Canada subsidiaries (ii)	3,160,290	(3,132,066)	28,224	27,804
Quinsa subsidiaries (consolidated) (ii)	1,068,857	(719,880)	348,977	307,988
Software	364,843	(242,308)	122,535	123,879
Trademarks and patents	27,757	(4,319)	23,438	6,191
Other intangible assets	6,127	(3,455)	2,672	2,535
Projects	81,903	(71,083)	10,820	-
	28,245,126	(12,074,994)	16,170,132	17,468,643

(i)	Goodwill reclassified from deferred assets (resulting from merged subsidiaries) to the intangible assets group, pursuant to CPC no. 04.

(ii)
Goodwill reclassified from investments to the intangible assets group, pursuant to CPC no. 04. The amortization of such goodwill, formerly classified under the group of other operating expenses, is, from 2008, presented in the group of depreciation and amortization.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2008	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

8.   LOANS, FINANCING AND DEBENTURES

				Parent Company
				Current		Non-current
Mode and purposes	Final Maturity	Weighted Average Rate	Currency	12/31/08	12/31/07	12/31/08	12/31/07

Brazilian Reais
ICMS tax incentives	Mar/2018	2.68%	R$	7,751	45,372	185,015	169,628
Investments in permanent assets	Aug/2013	9.24%	R$	110,033	163,373	141,527	194,811
Promissory Notes	Apr/2009	102.00% CDI	R$	1,636,196	-	-	-
Working capital	-	-	R$	-	46,773	-	-
Agro-industrial credit	Dec/2009	94.00% CDI	R$	95,230	-	-	85,335
Agro-industrial credit	Apr/2009	TR + 9.00%	R$	432,906	-	-	391,315

Total Brazilian reais				2,282,116	255,518	326,542	841,089
In foreign currency
Working capital	-	-	EUR	-	438,756	-	-
Working capital	-	-	YEN	-	379,050	-	-
Working capital	-	-	USD	-	24,799	-	-
Import financing	-	-	USD	-	50,723	-	-
Bond 2011	Dec/ 2011	10.50%	USD	6,014	4,559	1,273,710	885,650
Bond 2013	Sep/ 2013	8.75%	USD	35,436	26,846	1,183,422	885,650
Investments in permanent assets	Jan/2011	5.18%	UMBNDES	13,985	20,918	14,292	21,064

Total in foreign currency				55,435	945,651	2,471,424	1,792,364

Total loans and financing
Financiamentos				2,337,551	1,201,169	2,797,966	2,633,453

Debentures 2009	Jul/2009	101.75% CDI	R$	843,974	21,848	-	817,050
Debentures 2012	Jul/2012	102.50% CDI	R$	42,536	33,620	1,247,281	1,248,030

Total debentures				886,510	55,468	1,247,281	2,065,080

Grand Total				3,224,061	1,256,637	4,045,247	4,698,533

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

Mode and purpose	Final Maturity	Weighted Average Rate	Currency	12/31/08	12/31/07	12/31/08	12/31/07
Working capital	Sep/2011	6.70%	USD	149,876	84,624	40,915	46,497
Foreign currency
Working capital	Oct/2012	BA + 3.56%	CAD	-	-	723,020	325,010
Working capital	Sep/2010	24.96%	VEF	157,206	-	37,158	-
Working capital	Dec/2012	24.00%	DOP	2,917	103,388	10,573	-
Working capital	Aug/2011	8.65%	GTQ	29,383	16,008	27,073	35,939
Working capital	Oct/2010	7.03%	PEN	50,688	85,338	96,026	114,484
Working capital	Nov/2009	8.29%	BOB	37,763	28,748	-	-
Working capital	-	-	EUR	-	438,756	-	-
Working capital	-	-	YEN	-	379,050	-	-
Working capital	-	-	ARS	-	36,284	-	-
Working capital	-	-	UYU	-	4,585	-	-
Working capital	-	-	VEB	-	117,568	-	-
Bond 2011	Dec/2011	10.50%	USD	6,014	4,559	1,273,710	885,650
Bond 2013	Sep/2013	8.75%	USD	35,436	26,846	1,183,422	885,650
Import financing	Oct/2011	5.49%	USD	-	101,356	-	3,464
Investments in permanent assets	Mar/2012	7.31%	USD	88,398	68,845	215,001	227,610
Investments in permanent assets	Mar/2009	23.50%	ARS	102,954	132,937	-	-
Investments in permanent assets	Jan/2011	5.18%	UMBNDES	13,984	20,918	14,291	21,064
Investments in permanent assets	-	-	DOP	-	9,646	-	36,288
Matéria Prima	Oct/2011	6.50%	USD	3,398	-	483	-
Notes Serie A (notas 8 (d) ii)	-	-	USD	-	287,104	-	-
Notes Serie B (notas 8 (d) ii)	-	-	CAD	-	90,281	-	-
Sênior Notes – BRI	Dec/ 2011	7.50%	CAD	-	-	169,852	160,338
Other	Dec/2013	13.40%	ARS	7,100	8,872	10,422	11,960
Other	Jun/2009	8.50%	PYG	82,648	49,207	-
Other	Dec/2016	5.87%	USD	744	2,895	279,781	210,928
Total in foreign currency				768,509	2,097,815	4,081,727	2,964,882
Total loans				3,074,215	2,420,807	5,817,355	5,310,825
Debentures 2009	Jul/2009	101.75% CDI	R$	843,974	21,848	-	817,050
Debentures 2012	Jul/2012	102.50% CDI	R$	42,536	33,620	1,247,281	1,248,030
Total debentures				886,510	55,468	1,247,281	2,065,080
Grand Total				3,960,725	2,476,275	7,064,636	7,375,905

Abbreviations used:

•	EUR - European Community Euro

 (A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

•	YEN - Japanese Yen
•	CAD –Canadian Dollar
•	BA - Bankers Acceptance – Corresponding to 1.41% p.a. as of 12/31/08
•	TJLP - Long-Term Interest Rate - Corresponding to 6.25% p.a. on 12/31/08
•	CDI - Interbank Deposit Certificate - corresponding to 13.62% p.a. on 12/31/08
•	UMBNDES - Rate incurring on BNDES financing pegged to Currency Basket

a)	Classification of the financial liabilities

The company’s financial liabilities are classified under the category “Financial liabilities not measured at the fair value”, being recognized based on the amortization cost, by using the internal rate of return for interest calculation, except for the Bonds 2011, 2013 and 2017 whose protected risks undergo variations on their fair value with recognition in the income for the period, similar treatment to the protection derivatives, in accordance with the hedge accounting application.

b)	Guarantees

Certain loans and financings related to purchase of property, plant and equipment are guaranteed by plants real estate mortgage and collateral of equipment. See Note 6(b).

AmBev’s subsidiaries, except for Labatt and Quinsa operations, hold debt and raw materials purchase agreements secured by AmBev’s sureties and guarantees.

c)	Maturities

As of December 31, 2008, long-term loans, financings and debentures fall due as follows:

	Parent Company	Consolidated
2010	297,633	530,398
2011	1,298,871	2,139,618
2012	1,260,727	2,708,458
2013	1,188,016	1,190,623
2014 onwards	-	495,539
Total long-term	4,045,247	7,064,636

 (A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

d)	ICMS sales tax incentives

	Parent Company		Consolidated
	12/31/08	12/31/07	12/31/08	12/31/07
Current liabilities
Financing	7,751	45,372	8,454	45,482
Sales tax deferrals	50,721	22,420	52,704	24,114

Non-current liabilities
Financing	185,015	169,628	190,872	174,126
Sales tax deferrals	380,981	450,188	583,030	617,441

Balances classified as Financings refer to programs offered by certain Brazilian states, through which a percentage of the ICMS sales tax due, it is financed by the financial agent associated to the Government, on average for a six-year period as from the original ICMS maturity date.

Other balances refer to the financed deferral of ICMS payment due for terms of up to twelve years, as part of incentive programs to the industry. The deferred percentages may be stated during the program or vary regressively, from 75% in the first year to 40% in the final year. The deferred amounts are partially indexed by 60% to 80% of a general price index. The sales tax deferral is recorded as current liabilities under the item "Other taxes and contributions payable” an in non-current liabilities, in the item “Deferral of taxes on sales”.

e)	Labatt Canada

On January 14, 2007, a R$473,675 loan was contracted, with semiannual interest amortization at the fixed rate of 12.13% p.a. and maturity date on January 18, 2012.

f)	Bond 2017

On July 24, 2007, AmBev, through its wholly-owned subsidiary AmBev International Finance Co. Ltd (“AmBev International”), issued R$300,000 (“Bond 2017”) in bonds denominated in reais with a fixed interest rate of 9.50% per year, amortized on a half-yearly basis, and maturity on July 24, 2017. These bonds are fully and unconditionally guaranteed by AmBev. The payments of interest and principal will be in US Dollars, based on the exchange rate of the respective payment day.

 (A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

g)	Promissory Notes

On April 15, 2008 the Company carried out the 1st issuance of Commercial Promissory Notes, in the amount of R$1,500,000, in a single tranche, with remuneration of 102.00% of CDI. The interest will be fully amortized on the maturity date which will occur on April 10, 2009.

h)	Contractual clauses

As of December 31, 2008, the Company and its subsidiaries is either in compliance with the contractual clauses of its significant loan and financing operations.

9.   CONTINGENCIES

(i) Proceedings with probable loss:

	Parent Company
	12/31/08			12/31/07
	Provisions	Judicial Deposit	Net Provisions	Net Provisions

PIS and COFINS	42,943	(42,943)	-	-
ICMS and IPI	170,687	(1,573)	169,114	166,928
IRPJ and CSLL	54,984	(323)	54,661	55,978
Labor claims	199,875	(97,309)	102,566	79,131
Other	94,639	(4,887)	89,752,	84,581
Total	563,128	(147,035)	416,093	386,618

Current liabilities	57,880	-	57,880	73,147
Non-current liabilities	505,248	(147,035)	358,213	313,471

	Consolidated
	12/31/08			12/31/07
	Provisions	Judicial Deposit	Net Provisions	Net Provisions

PIS and COFINS	73,009	(55,695)	17,314	16,653
ICMS and IPI	427,010	(1,573)	425,437	429,381
IRPJ and CSLL	70,220	(323)	69,897	80,015
Labor claims	249,525	(112,903)	136,622	137,943
Other	151,964	(5,989)	145,975	144,427
Total	971,728	(176,483)	795,245	808,419

Current liabilities	62,770	-	62,770	105,960
Non-current liabilities	908,958	(176,483)	732,475	702,459

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

	Parent Company
	Balance on 12/31/07	Accruals	Reversals	Payments	Exchange variation/ Monetary restatement	Balance on 12/31/08

PIS and COFINS	40,432	234	-	(219)	2,496	42,943
ICMS and IPI	168,486	14,227	(7,631)	(9,066)	4,670	170,686
IRPJ and CSLL	56,392	685	(3,643)	(81)	1,630	54,983
Labor claims	208,736	134,449	(62,985)	(80,325)	-	199,875
Other	90,877	18,610	(3,201)	(12,305)	661	94,642
Total contingencies	564,923	168,205	(77,460)	(101,996)	9,457	563,129
(-) Judicial deposits	(178,305)	(66,993)	93,558	4,704	-	(147,036)
Total contingencies, net	386,618	101,212	16,098	(97,293)	9,457	416,093

	Consolidated
	Balance on 12/31/07	Accruals	Reversals	Payments	Exchange variation/ Monetary restatement	Balance on 12/31/08

PIS and COFINS	70,529	281	(1,366)	(225)	3,791	73,010
ICMS and IPI	430,938	37,702	(29,106)	(24,525)	12,001	427,010
IRPJ and CSLL	80,429	697	(8,376)	(821)	(1,709)	70,220
Labor claims	273,272	166,949	(86,606)	(108,954)	4,863	249,524
Other	152,580	49,175	(20,490)	(40,395)	11,094	151,964
Total Contingencies	1,007,748	254,804	(145,944)	(174,920)	30,040	971,728
(-)Judicial deposits	(199,329)	(80,043)	98,095	4,794	-	(176,483)
Total contingencies, net	808,419	174,761	(47,849)	(170,126)	30,040	795,245

Main liabilities related to fiscal claims and provisions for contingencies:

a)    ICMS and IPI

The Company has several administrative and judicial proceedings related to ICMS and IPI taxes. The reasons for these litigations are, among others, compensations, fulfillment of judicial injunctions exempting from tax payment and credits.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

b)	Labor

The Company and its subsidiaries are involved in approximately 4,400 labor proceedings, considered as probable losses, with former employees, mainly related to overtime, dismissals, termination pays and benefits, among others.

c)	Other lawsuits

The Company and its subsidiaries have received notice of infraction and/or NFLDs (Tax Delinquency Notices) brought by the Brazilian Institute of Social Security – INSS. These lawsuits question, among other issues, the collection of contribution on PLR (Profit Sharing) payments, as well as withholding tax thereof to service suppliers.

The Company and its subsidiaries are involved in several lawsuits brought by former distributors, which require an indemnification for finishing the contract relation of distribution with the company.

(ii)	Proceedings with probable loss:

The Company and its subsidiaries have other ongoing lawsuits for which, in the opinion of its legal counsels, the risk of loss is possible but not probable. For the lawsuits shown below, the Company’s management understands there is no need for provision:

	Parent Company		Consolidated
	12/31/08	12/31/08	12/31/08	12/31/08

PIS and Cofins	184,926	236,066	299,871	289,834
ICMS and IPI	1,264,681	644,351	1,325,273	768,264
IRPJ and CSLL	603,870	524,855	3,083,459	3,319,035
Labor claims	54,554	84,888	64,790	95,700
Civil claims	226,574	192,048	258,698	239,325
Other	298,997	234,629	322,462	317,751
Total	2,633,602	1,916,837	5,354,553	5,029,909

On December 31, 2008, the Company and its subsidiaries do not have contingent assets for which the probability of success is probable to be disclosed.

a)	Profits generated abroad

The Company and its subsidiaries received tax assessments, related to tax authorities’ understanding about the Brazilian laws in connection with taxation in Brazil of profits obtained by subsidiaries or affiliated companies domiciled abroad.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

Based on the opinion of its legal advisors, the Company’s management understands that these tax assessments were made based on incorrect analysis of the laws mentioned above, because among other factors: (i) it considers the assumption of availability, which did not exist in prevailing laws in the period referring to the tax assessment; (ii) it disregards the existence of a treaty entered into between Brazil and Spain to avoid double taxation; and (iii) by mistake in the ascertainment of amounts supposedly due.

In December 2008, the Taxpayers’ Council (Conselho de Contribuintes) judged one of the lawsuits related to the taxation of profits abroad involving the Company. The decision was partly favorable, and the Company will file an appeal. Based on the opinion of its legal advisors, the Company did not make a provision related to these tax lawsuits, considering them as involving a risk of possible loss, in the total amount of R$2,682,829.

b)	Labatt Canada

Labatt Canada was assessed by the Canadian Government for the interest rate used in certain related party debts and related party transactions, and other transactions existing in the past. The total amount of the exposure may reach CAD$218,000, equivalent to R$416,979 on December 31, 2008. In the event Labatt Canada is required to pay these amounts, CAD$110,000 will be reimbursed by its former parent company InBev, equivalent to R$210,402 on December 31, 2008.

During 2008, payments of CAD $115,277, equivalent to R$220,496, have been made on account as required by Canadian tax law. Out of this amount, InBev has reimbursed Labatt Canada in CAD$79,186, equivalent to R$151,463. Labatt Canada is continuing to challenge these assessments. After considering the transactions in the period, the likely payable amount was assessed at CAD$63,586, equivalent to R$121,624, which is provisioned as “Other liabilities” on December 31, 2008.

c)	Stock subscription bonus

Certain holders of the Company’s subscription bonus issued in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares in an amount lower than the Company considers as established upon the bonus issuance, and also to receive dividends correspondent to these shares since 2003 (in a current amount of approximately R$119,602) besides the legal fees. In case the Company loses the totality of these lawsuits, the issuance of 5,536,919 preferred shares and 1,376,344 common shares would be necessary, receiving in counterentry funds significantly lower than the shares’ market value.

10.	SOCIAL PROGRAMS

a)	IAPP - Instituto AmBev de Previdência Privada (AmBev Private Pension Plan Institute)

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

AmBev and its subsidiaries in Brazil sponsor two types of pension plans: a defined contribution plan (open to new participants) and a defined benefit plan (closed to new participants since May 1998), with the possibility of migrating from the defined benefit plan to the defined contribution plan. These plans are funded by the participants and by the sponsor, and managed by the IAPP. The main purpose of these plans is to supplement the retirement benefits of employees and management. In the year ended on December 31, 2008, the Company and its subsidiaries made contributions to IAPP in the amount of R$995 (R$6,100 on December 31, 2007, 2008).

Based on the independent actuary’s report, IAPP’s plans position on December 31 is the following:

	2008	2007
Present value of the actuarial liability	(473,016)	(409,902)
Fair value of assets	963,876	982,274
Non-recognized profits and losses	(37,315)	(176,942)
Non-recognized cost of past service	2,191	2,486
Net acturial assets	455,736	397,916
Security reserve	(435,864)	(379,413)
Net acturial assets	19,872	18,503

The surplus of assets of IAPP is booked by the Company in its financial statements, under "Other assets”, on December 31, 2008, at the amount of R$19,872 (R$18,503 on December 31, 2007), amount estimated as maximum limit of its future utilization.

b)	Medical assistance benefits and others provided directly by the Company and subsidiaries

The Company and its subsidiaries directly provide medical assistance, reimbursement of medicine expenses and other benefits to retired employees, and such benefits are not being granted to new retirements.

On December 31, 2008, the balances of R$108,226 and R$167,870 of the Parent Company and Consolidated respectively (R$97,420 and R$224,163 of the Parent Company and Consolidated respectively, on December 31, 2007), are recognized in the Company’s financial statements in the account “Other”, in Long-term liabilities, in the following amounts:

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

	Pension Plan	Post-retirement benefit
	Labatt	Labatt	AmBev	Total

Present value of the actuarial liability	1,680,892	196,019	151,808	2,028,719
Fair value of assets	(1,358,368)	-	-	(1,358,368)
Plan deficit	322,524	196,019	151,808	670,351
Non-amortized actuarial adjustments	(464,374)	(30,812)	(43,582)	(538,768)
Subtotal	(141,850)	165,207	108,226	131,583
Distributors’ plan (i)	36,287	-	-	36,287
Total	(105,563)	165,207	108,226	167,870

 (i) The liability regarding the distributors’ plan represents the pro rata interest of Labatt Canada on these plans’ obligations that will be financed by Labatt Canada through the allocation of service costs from these associated companies.

Changes in the provision for medical assistance benefits and others, as per the independent actuary’s report, were as follows:

	AmBev	Labatt	Total

Balance on December 31, 2007	97,420	126,743	224,163
Financial charges/expenses incurred	19,889	67,922	87,811
Exchange rate variation	-	7,521	7,521
Actuarial adjustment	-	50,877	50,877
Payment of benefits	(9,083)	(193,419)	(202,502)
Balance on December 31, 2008	108,226	59,644	167,870

c)	Fundação Antônio e Helena Zerrenner Instituição Nacional de Beneficência – FAHZ.

The FAHZ’s primary objectives are to provide the sponsor’s employees and managers with medical/hospital and dental assistance, to sponsor professional specialization and graduation courses, and to maintain facilities that provide aid and assistance to the elderly, by means of direct actions or agreements.
Changes in the FAHZ’s actuarial liabilities, as per the independent actuary’s report, were as follows:

Balance on December 31, 2007	224,918
Financial charges incurred	44,193
Payment of benefits	(32,868)
Balance on December 31, 2008	236,243

The actuarial liabilities related to the benefits provided by the FAHZ were fully offset by its assets on December 31, 2008 at the same date, and the assets surplus was not recorded by the Company in its financial statements, due to the possibility of using it for other purposes than those related to payment of benefits.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

d)	Actuarial assumptions

The medium- and long-term assumptions adopted by the independent actuary when calculating the actuary liabilities were as follows:

	Annual percentage (in nominal terms)
	AmBev		Labatt
	2008	2007	2008	2007
Discount rate	10.8	10.8	6.95	5.25
Rate of expected return from assets	11.6	9.6	7.44	7.4
Increase in the compensation component	7.1	7.1	3.0	3.0
Increase in the cost of medical services	7.3	7.1	8.0	8.5

11.	SHAREHOLDERS' EQUITY

a)  Subscribed and paid-in capital stock

On December 31, 2008, the Company’s capital stock, at the amount of R$6,601,990, was represented by 614,936 thousand shares of which 345,508 thousand are common shares and 269,428 thousand are preferred shares, all of them non-par registered shares.

At the Board of Directors Meeting held on October 9, 2008, the Company increased its capital by the amount of R$2,212 upon the issuance of 24,000 preferred shares fully subscribed by Fundo de Investimentos do Nordeste – FINOR with funds from tax incentives referring to the allocations of 1998/1997 calendar year.

At the Board of Directors’ Meeting held on July 25, 2008, the members of the Board ratified the Company shareholders’ subscription of 431,000 common shares and 61,000 preferred shares at the price of R$111.48 and R$123.30 per share, respectively, totaling R$55,662.  The 25,000 common shares and 95,000 preferred shares whose shareholders exercised the right to withdraw provided for in the legislation were deducted from this ratification; the amount of R$14,578 referring to the aforementioned right was reimbursed to shareholders on 7/25/2008.

At the Annual Ordinary and Extraordinary General Meeting held on April 28, 2008, the following changes in the Company’s capital stock occurred:

-
Capital stock increase in the amount of R$307,236, by means of the issuance of 1,814 thousand common shares and 852 thousand preferred shares to Interbrew and Ambrew, all of those shares being paid-up with the partial capitalization of the fiscal benefit ascertained by the Company with the partial amortization of the special goodwill reserve;

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

-
Capital stock increase in the amount of R$131,672, without the issuance of shares, corresponding to the capitalization of 30% of the fiscal benefit ascertained by the Company with the partial amortization of the incentive reserve;

-	Cancellation of 1,792 thousand common shares and 10,871 thousand preferred shares issued by the Company held in treasury, without decrease of the capital stock amount.

b)	Changes in the subscribed capital shares made during 2008:

	Number of shares – per thousand shares
Description	Preferred	Common	Total
On December 31, 2007	279,362	345,055	624,417
Increases:
Annual and Extraordinary General Meeting held on 04.28.08	852	1,814	2,666
Board of Directors Meeting held on 07.25.08	61	431	492
Board of Directors Meeting held on 10.09.08	24	-	24
Cancellations:
Annual and Extraordinary General Meeting held on 04.28.08	(10,871)	(1,792)	(12,663)
On December 31, 2008	269,428	345,508	614,936

c)	Authorized capital

The Company is authorized to increase its capital stock up to 700,000 thousand shares, regardless of by-law amendment, upon the Board of Directors’ resolution, which shall resolve on the payment conditions, characteristics of shares to be issued and issuance price, and shall also establish whether the capital stock shall be increased by means of public or private subscription.

d)	Appropriation of income for the year and constitution of statutory reserves

The Company’s Bylaws provide for the following appropriation of the net income for the year, after the deductions set forth by law:

i.  35% percentage for the payment of mandatory dividends to all its shareholders. Pursuant to the legislation, preferred shares will receive a dividend 10% higher than common shares.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

ii. An amount not higher than 68.875% of the net income, to set up the investments reserve, for the purpose of financing the expansion of the activities of the Company and its subsidiaries, even for the subscription of capital increases or creation of new projects. This reserve shall not exceed 80% of the capital stock. Should it reach this limit, it shall be incumbent upon the General Meeting to resolve on the balance, thus distributing it to shareholders or increasing the Company’s capital.

iii. Distribution to the employees of up to 10% of the net income for the year, based on predetermined criteria. To the managers it shall be attributed an amount equal to the maximum legal limit. The profit sharing is conditioned to reaching group and individual targets previously established by the Board of Directors at the beginning of the year.

e)    Proposed dividends

Calculation of the percentage of dividends approved by the Board of Directors on net income for the years ended on December 31:

	2008	2007
Proposed allocations:
Net income for the year	3,059,478	2,816,407
Legal reserve (5%) (i)	-	-
(-) Constitution of tax incentive reserve	(142,876)	-

Basis for calculating the year’s dividends	2,916,602	2,816,407

Dividends and interest attributed to shareholders’ equity paid (ii)	3,181,108	1,925,800
(-) Withholding income tax	(122,776)	(142,513)

Total dividends distributed, net (iii)	3,058,332	1,783,287

Percentage of dividends on the calculation basis - %	104.86	57.15

Net dividends per outstanding shares
Proposed allocations:
(excluding treasury shares) – R$
Common	4.74	1.87
Preferred	5.21	2.05

(i) The legal reserve was not constituted, pursuant to the corporate legislation, which establishes that such reserve may stop being constituted when, added to the capital reserves, it exceeds thirty per cent (30%) of the Company’s capital stock.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

(ii) Part of the dividends and interests on own capital was paid by using the investment reserve.

(iii)At the Board of Directors Meeting held on December 22, 2008, the members of the Board approved the distribution of interest attributed to shareholders’ equity resulting from income ascertained in the extraordinary balance sheet of August 31, 2008, to be attributed to the compulsory minimum dividends for the year 2008, at the ratio of R$0.3900 per common share and R$0.42900 per preferred share. The distribution of interest attributed to shareholders’ equity was taxed pursuant to the current legislation. which resulted in a net distribution of R$0.33150 per common share and R$0.36465 per preferred share.

These payments were made as of January 30, 2009 (subject to the approval of the Annual General Meeting referring to the fiscal year ended on December 31, 2008) based on the shareholding of January 14, 2009 for Bovespa shareholders and January 19, 2009 for NYSE shareholders, without monetary restatement. The shares and the ADRs have been traded ex-dividends as of January 15, 2009.

f)      Interest attributed to shareholders’ equity

Under the law, companies have the option to distribute to the shareholders interest calculated based on the long-term interest rate (TJLP) on shareholders’ equity, and such interest, which is tax deductible, can be considered as part of the mandatory dividends when distributed.

Although this interest is recorded in the accounting and fiscal books as financial revenue,  when declared by subsidiaries and associated companies, and as financial expenses, at the occurrence of the allocation of the amounts to be paid to the shareholders, it is reclassified to shareholders' equity and presented as dividends, to reflect the essence of the transaction. Thus, interest attributed to shareholders’ equity is considered as dividends received and paid and is not recorded in the statement of income. Consequently, in these financial statements, the aforementioned records are reclassified. i.e. the interest attributed to shareholders’ equity received or receivable is credited to the investment account and the interest attributed to shareholders’ equity paid or payable is debited from the retained earnings.

The interest attributed to shareholders’ equity and dividends not claimed within 3 years of the beginning of payment becomes time-barred and is reverted to the Company (Law no. 6.404/76. Article 287, subsection II, item a).

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

g)	Treasury shares

During the year ended December 31, 2008, the Company acquired in the market 2,104,914 thousand preferred shares at the weighted average cost of R$121,19, the maximum cost being R$126,52, and the minimum cost being R$98,90, and 258,479 thousand common shares at the weighted average cost of R$108,53, the maximum cost being R$111,48 and the minimum cost being R$86,20.

Changes in the Company’s treasury shares during the year ended on December 31. 2008 were as follows:

	Number of shares - per thousand shares
Description	Preferred	Common	Total	R$
On December 31. 2007	7,668	1,191	8,859	1,158,869
Movements occurred during the period:
Shared buyback related to the Plan	2,213	473	2,686	346,971
Share acquisitions – Market	2,105	257	2,362	283,283
Share cancellations	(10,872)	(1,791)	(12,663)	(1,638,204)
Transfer of shares to shareholders of the Plan	(287)	(25)	(312)	(41,642)
On December 31. 2008	827	105	932	109,277

On March 3, 2008, the closing of the share buyback program launched on December 12, 2007 was approved. On this same date, the Company launched a new buyback program to acquire common and preferred shares issued by itself, up to the amount of R$750,000, which matured on February 26, 2009, in compliance with CVM Instruction no 10/80 and its subsequent amendments.

h)    Equity evaluation adjustments

Pursuant to Law no. 11,638/07 and Provisional Measure no. 449/08 the following effects were recognized in the Company’s Shareholders’ Equity, in the “Equity evaluation adjustments” group:

Parent Company
Shareholders’ Equity – Equity evaluation adjustments	12/31/2008
Exchange rate variation in the conversion of financial statements	530,866
Equity Accounting – Effects of adjustments to Law no. 11.638/07 in investees	(100,137)
Hedge Reserves – cost	409,953
Hedge Reserves - Other	8,450
Deferred income tax and social contribution – Shareholders’ Equity	(139,385)
709,747

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

12.	SHARE ACQUISITION PLAN (“PLAN”)

AmBev maintains a plan for purchase of shares by employees, in order to align the interests of shareholders with those of employees. The Plan is managed by the Board of Directors. The Board of Directors periodically creates share acquisition plans, defining the terms and categories of employees to be benefited, and determines the price for which the shares will be purchased.

The options granted as from 2006 have a 5-year vesting period and expire no later than 10 years after the grant date. Should the existing labor agreement come to an end, the rights to the stock options expire under certain conditions.

The beneficiaries of share purchase rights granted as from 2003 are no longer entitled to advances by term subscription of shares. On December 31, 2008, the outstanding balance of term subscription refers to the plans granted before 2003, and amounts to R$27.090 in the consolidated statement (R$41.579 on December 31, 2007). The loans are guaranteed by the shares purchased.

Changes in outstanding share options for the year ended on December 31, 2008 were as follows:

	Share purchase option – per thousand shares
	2008		2007
Description	Preferred	Common	Preferred	Common
Balance of share purchase options at the beginning of the year	2,296	155	243,383	33,825
Share grouping (*)			(240,949)	(33,487)
Movements occurred during the period:
Exercised	(129)	(25)	(614)	(123)
Cancelled	(141)	(18)	(390)	(60)
Granted	803	-	866	-
Balance of share purchase options at the end of the year	2,829	112		155

 (*) Share grouping at the ratio of 100 to 1 – see Note 11(a)

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

13.	TREASURY

a)	Derivative instruments

The Company’s use of derivatives observes strictly the financial risk policy approved by the Board of Directors. The purpose of the policy is to set out guidelines for the management of financial risks inherent to the capital market in which AmBev carries out its operations. The policy comprises four (4) main points: (i) capital structure, financing and liquidity, (ii) transactional risks related to the business, (iii) translation and balance conversion risks and (iv), credit risks of financial counterparts.

The policy establishes that all the financial assets and liabilities in each country where the Company operates must be maintained in their respective local currencies whenever possible. The policy also sets forth the procedures and controls needed for identifying, measuring and minimizing market risks, such as variations in foreign exchange rates, interest and commodities (mainly aluminum, wheat and sugar) that may affect the Company’s revenues, costs and/or investments amounts. Any exception to the policy must be approved by the Board of Directors.

To meet its objectives, the Company and its subsidiaries use derivative interest and commodities. Derivative instruments authorized by the risk policy are futures contracts traded on forex, deliverable forwards, non-deliverable forwards and swaps. On December 31, 2008, the Company and its subsidiaries had no target forward operations, swaps with currency verification or any other derivative operation implying in leveraging above the nominal value of their agreements. The derivative operations are classified per strategy according to its purpose, as follows:

i) Financial hedge – operations contracted with the purpose of protecting the Company’s net indebtedness against foreign exchange variations and interest rates. Derivatives used to protect the risks related to Bonds 2011, 2013 and 2017 were stated as Fair value hedge instruments, in accordance to CPC 14. Therefore, its results, measured according to their fair value, are recognized in each accounting period in financial income.

ii) Operational hedge – These contracted operations for the purpose of reducing the Company’s exposure to the fluctuation of exchange variation and raw material prices, investments, equipment and services to be acquired. All derivatives recorded in this strategy are classified as cash flow hedge instruments. Thus, net results of such operations calculated at its fair value, are recorded in the shareholders’ equity account up to the moment of recognition of the hedged item, when the accumulated results are recorded in the corresponding booking accounts, as set forth in CPC no. 14.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

iii) Fiscal hedge – operations contracted with the purpose of minimizing the fiscal impact of operations between the Company and subsidiaries. Net income from these operations is recognized on the accrual basis in the income tax result of each period.

On December 31, 2008 and 2007, these instruments’ contracted amounts and their respective fair values, as well as each year’s accumulated effects, are as demonstrated in the table below:

Purpose / Risk/	Notional Value			Fair Value		Accumulated Effect (2)
Instrument		12/31/08	12/31/07	12/31/08	12/31/07	12/31/08	12/31/07
Foreign Currency	Future Contracts (1)	1,630,058	1,164,187	(52,960)	11,256	408,905	(244.803)
Foreign Currency	Non Deliverable Forwards	984,737	361,074	161,206	(6,808)	174,620	7.027
Foreign Currency	Deliverable Forwards	315,772	55,256	13,406	(177)	9,672	(1.244)
Interest Rates	Future Contracts (1)	(1,000,000)	-	(460)	-	(12,710)	-
Commodity	Future Contracts (1)	236,798	83,513	(53,039)	2,781	(86,258)	(4.769)
Commodity	Swaps	471,008	420,234	(293,716)	(27,751)	(303,704)	(40.466)
Operating Hedge		2.638.373	2,084,264	(225,563)	(20,699)	190,525	(284,255)
Foreign Currency	Future Contracts (1)	(713,369)	(786,369)	23,209	(4,687)	(34,128)	187.561
Foreign Currency	Swaps	2,635,641	3,996,404	172,931	(535,142)	347,030	(896.851)
Foreign Currency	Non Deliverable Forwards	1,469,253	1,198,703	379,282	-	41,074	119.103
Interest Rates	Future Contracts (1)	382,000	450,000	(216)	13	(284)	(3.448)
Interest Rates	Swaps	921,660	886,823	14,577	(139,604)	(22,958)	(59.811)
Financial Hedge		4.695.185	5,745,561	589,783	(679,420)	330,734	(653,446)
Foreign Currency	Future Contracts (1)	(1,590,329)	(900,529)	52,689	(9,160)	(302,366)	232.448
Fiscal Hedge		(1.590.329)	(900,529)	52,689	(9,160)	(302,366)	232,448
Total Derivatives		5.743.229	6,929,296	416,909	(709,279)	218,893	(705,253)

(1)	Futures contracts are traded on organized futures exchanges, whereas other derivative financial instruments are traded directly with financial institutions.

(2)
Income generated by operations during the year ended in 2008. The amount generated in the year, R$37,455 was recognized in income for the year, of which R$363,133 as financial income and R$(393,453) as income tax and social contribution; and the gain of R$26,316 was recorded in shareholders’ equity, partially amortizing the earnings retained in previous periods, which will be recognized in future periods as property, plant and equipment or investment, depending on the nature of each hedge.

These instruments, as of December 31, 2008, at Fair Value and Notional Value per instrument, matured as follows:

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

Purpose / Risk / Instrument		Fair Value
		2009	2010	2011	2012	> 2012	Total
Foreign Currency	Futures Contracts	(46,023)	(6,937)	-	-	-	(52.960)
Foreign Currency	Non Deliverable Forwards	161,659	(454)	-	-	-	161.205
Foreign Currency	Deliverable Forwards	14,031	(625)	-	-	-	13.406
Interest Rates	Futures Contracts	(91)	(369)	-	-	-	(460)
Commodities	Futures Contracts	(49,658)	(3,380)	-	-	-	(53.038)
Commodities	Swaps	(293,716)	-	-	-	-	(293.716)
Operational Hedge		(213.798)	(11,765)	-	-	-	(225,563)
Foreign Currency	Future Contracts	18,141	(1,833)	4,806	(1,594)	3,688	23.209
Foreign Currency	Swaps	-	-	164,206	-	8,725	172.931
Foreign Currency	Non Deliverable Forwards	297,596	-	-	81,686	-	379.282
Interest Rates	Futures Contracts	(6)	(7)	(13)	(13)	(177)	(216)
Interest Rates	Swaps	(31,977)	46,554	-	-	-	14.577
Financial Hedge		283.754	44,714	168,999	80,079	12,236	589,783
Foreign Currency	Futures Contracts	52,689	-	-	-	-	52.689
Fiscal Hedge		52.689	-	-	-	-	52,689
Total Derivatives		122.645	32,949	168,999	80,079	12,236	416,909

		Notional Value
Purpose / Risk / Instrument		2009	2010	2011	2012	> 2012	Total
Foreign Currency	Futures Contracts	1,408,043	222,015	-	-	-	1,630,058
Foreign Currency	Non Deliverable Forwards	1,045,668	25,715	-	-	-	1,071,383
Foreign Currency	Deliverable Forwards	305,145	10,627	-	-	-	315,772
Interest Rates	Futures Contracts	(700,000)	(300,000)	-	-	-	(1,000,000)
Commodities	Futures Contracts	233,589	37,728	-	-	-	271,317
Commodities	Swaps	461,249	-	-	-	-	461,249
Operational Hedge		2.753.694	(3,915)	-	-	-	2,749,779
Foreign Currency	Futures Contracts	(510,635)	58,425	(169,433)	64,852	(156,579)	(713,369)
Foreign Currency	Swaps	262,920	-	1,569,840	-	1,387,917	3,220,677
Foreign Currency	Non Deliverable Forwards	(83,918)	(80,640)	(77,622)	(123,874)	(32,927)	(398,981)
Interest Rates	Futures Contracts	447,500	(5,000)	(5,000)	(2,500)	(53,000)	382,000
Interest Rates	Swaps	300,000	621,660	(322,116)	-	-	599,544
Financial Hedge		415.867	594,445	995,669	(61,522)	1,145,411	3,089,871
Foreign Currency	Futures Contracts	(1,590,329)	-	-	-	-	(1,590,329)
Fiscal Hedge		(1,590,329)	-	-	-	-	(1,590,329)
Total Derivatives		1,579,232	590,530	995,669	(61,522)	1,145,411	4,249,321

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

The Company has identified the main risk factors that may generate losses in its operations with derivative financial instruments. Accordingly, it has developed a sensitivity analysis based on three (3) scenarios that may generate impacts on the Company’s future results and/or cash flows, as described below:

1 – Base scenario: maintenance of foreign exchange rate, interest and commodities prices on the same levels observed on December 31, 2008.

2 – Adverse scenario: 25% deterioration in each transaction’s main risk factor as compared to the level observed on December 31, 2008.

3 – Remote scenario: 50% deterioration in each transaction’s main risk factor as compared to the level observed on December 31, 2008.

In addition to presenting the possible effects on individual results of derivative operations, we also show in the analysis the effects of derivative operations contracted for asset protection along with each

Risk Factor	Financial Instrument	Risk	Base Scenario	Adverse Scenario	Remote Scenario	VaR (R$) (i)
Foreign Currency	Future Contracts	Dollar depreciation	(52,960)	(407,514)	(815,029)	266,710
Foreign Currency	NDFs	Dollar and Euro depreciation	161,206	(246,184)	(492,368)	47,658
Interest Rates	Deliverable Forwards	Dollar depreciation	13,406	(78,943)	(157,886)	9,149
Interest Rates	Future Contracts	Reduction in Interbank Deposit Certificate (CDI)	(460)	(5,239)	(10,937)	3,254
Commodity	Future Contracts	Commodities depreciation	(53,039)	(59,200)	(118,399)	56,257
Commodity	Swaps	Commodities depreciation	(293,716)	(117,752)	(235,504)	61,814
Operating Hedge			(225,563)	(914,832)	(1,830,124)
Foreign Currency	Future Contracts	Dollar depreciation	23,209	(178,342)	(356,685)	116,721
Foreign Currency	Swaps	Dollar depreciation	172,931	(658,910)	(1,317,821)	67,448
Foreign Currency	NDFs	Dollar depreciation	379,282	(367,313)	(734,626)	26,598
Interest Rates	Future Contracts	Increase in interest rate	(216)	(16,055)	(32,569)	6,179
Interest Rates	Swaps	Increase in interest rate	14,577	(14,735)	(47,729)	13,519
Financial Hedge			589,783	(1,235,356)	(2,489,429)
Foreing Currency	Future Contracts	Dollar appreciation	52,689	(397,582)	(795,164)	260,210
Fiscal Hedge			52,689	(397,582)	(795,164)
Total Derivatives			416,909	(2,547,770)	(5,114,717)

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

(i)	Unaudited information

Transaction	Risk	Base Scenario	Adverse Scenario	Remote Scenario
Foreign exchange hedge	Dollar and euro depreciation	91,623	(654,588)	(1,309,636)
Input purchases		(91,623)	654,588	1,309,636
Commodities hedge	Fall in commodities prices	(346,754)	(176,952)	(353,903)
Input purchases		346,754	176,952	353,903
Foreign exchange hedge	Dollar and euro depreciation	29,568	(83,292)	(166,585)
Capex purchase		(29,568)	83,292	166,585
Operational hedge		(225,563)	(914,832)	(1,830,124)
Operational purchases		225,563	914,832	1,830,124
Net effect		-	-	-

Foreign exchange hedge	Foreign currency depreciation	575,422	(1,204,566)	(2,409,132)
Net debt		(575,422)	1,204,566	2,409,132
Interest rate hedge	Increase in interest rates	14,361	(30,790)	(80,298)
Expenses with interest		(14,361)	30,790	80,298
Financial hedge		589,783	(1,235,356)	(2,489,429)
Net debt and interest		(589,783)	1,235,356	2,489,429
Net effect		-	-	-

Foreign exchange hedge	Dollar appreciation	52,689	(397,582)	(795,164)
Tax expenses		(52,689)	397,582	795,164
Fiscal hedge		52,689	(397,582)	795,164
Tax expenses		(52,689)	397,582	795,164
Net effect		-	-	-

i.	Operational Hedge

During the year ended in 2008, the effect relating to the commodities and currency hedge operations recorded in the statement of income as “Cost of goods sold” were:

Description	Decrease (Increase) in the cost of goods sold

Currency hedge	(74,796)
Hedge of aluminum	(21,803)
Hedge of sugar	18,884
Hedge of wheat	(5,367)
Hedge of fuel	(881)
Total	(83,963)

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

On December 31, 2008, unrealized gains in the amount of R$212,425 were recorded in shareholders’ equity. Such gain is recognized at credit of the Company’s result: the amount of R$203,975 in “Cost of goods sold”, when corresponding finished products are sold and the remaining balance at operating expense, as it is an expense hedge, or in property, plant and equipment, on the occasion of its acquisition, as it is a Capex hedge.

ii.	Ascertainment of fair value of derivatives

The Company evaluates derivative instruments by calculating their present value. through the use of market curves that impact the instrument on the computation dates. In the case of swaps. both the asset and the liability ends are estimated independently and brought to present value. where the difference between the result of the asset and liability amount generates the swap’s market value. For the derivative instruments traded on the Stock Exchange. the fair value is calculated according to the adjustment prices disclosed thereby.

iii.	Margins given as guarantee

Aiming to comply with the guarantees required by the derivative exchanges and/or contractors in certain operations with derivative instruments, as of December 31, 2008 the Company kept an amount of R$226,431 in immediate liquidity or cash investments and R$105,000 in bank sureties as collateral for derivative operations.

b)	Debt financial instruments

The Company’s financial liabilities, mainly represented by foreign debt securities, debentures and promissory notes, are recorded at cost value, monetarily restated according to the effective rate method, plus monetary and exchange variations, according to closing indexes for each period. Additionally, the Bonds issued by AmBev and maturing in 2011, 2013 and 2017 are stated as items subject to fair value hedge. As such, variations in the fair value of hedged risk factors are recognized in income in contra account to the amount of their respective debts.

Had the Company used a method where its financial liabilities could be recognized at market value, it would have recognized an additional loss, before income and social contribution taxes, of approximately R$(268,841) on December 31, 2008 (R$466,492 on December 31, 2007), as presented below:

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

Financial liabilities	Book value	Market value	Difference

Working Capital BRL (Labatt)	1,196,519	1,391,674	(195,155)
Senior Notes – BRI (i)	169,852	175,865	(6,013)
International financing (other currencies)	2,352,850	2,352,850	-
Promissory Notes	1,636,195	1,636,195	-
Agro-industrial credit	528,135	528,135	-
BNDES/FINEP/EGF	279,835	279,835	-
Bond 2011	1,279,725	1,293,585	(13,860)
Bond 2013	1,218,858	1,327,213	(108,355)
Bond 2017	229,600	229,600	-
Debentures	2,133,791	2,079,249	54,542

Total	11,025,360	11,294,201	(268,841)

(i)	Private Bonds entered into by Brewers Retail Inc. (BRI) and proportionally consolidated by Labatt Canada in Canadian dollars.

The criterion used to determine the market value of the bonds was based on quotations of investment brokers. on quotations of banks which provide services to AmBev and on the secondary market value of bonds on the reference date as December 31, 2008, approximately 110,19% of face value for Bond 2011, 110,55% for Bond 2013 and 72,42% for Bond 2017 (116,75% for Bond 2011, 116,67% for Bond 2013 and 86,91% for Bond 2017 on December 31, 2007).

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

c)     Financial Assets

The financial investments, represented by securities, government bonds and bank deposits certificates, including stated at foreign currency, are classified under Aimed at Negotiation, measured at their fair value with recognition in the financial income.

	Parent Company		Consolidated
Modes and purposes	12/31/08	12/31/07	12/31/08	12/31/07
In Reais
Cashes and Banks	151,179	612,475	1,124,189	1,460,028
Investments	676,634	308,356	2,174,677	848,201

Grand Total	827,813	920,831	3,298,866	2,308,229

d)     Financial income and expenses:

	Parent Company		Consolidated

	12/31/08	12/31/07	12/31/08	12/31/07
Financial income
Exchange variation on financial assets	-	-	79,595	(52,314)
Interest on cash and cash equivalents	39,576	24,982	105,612	95,321
Net gains on derivative instruments	444,863	-	330,734	-
Financial charges on taxes. contributions and judicial deposits	16,432	16,009	67,350	47,999
Income from adjustment of operations at market value (i)	90,587	-	134,070	-
Income from stock option plan	5,772	7,665	5,823	7,715
Interest and exchange variation on loans	-	215,353	6,123	-
Other	20,758	17,251	31,094	23,127

	617,988	281,260	760,401	121,848

Financial expenses
Exchange variation on financings	(601,910)	462,002	(534,996)	475,624
Net losses on derivative instruments	-	(726,747)	-	(653,446)
Interest on debts in foreign currencies	(260,839)	(270,120)	(425,980)	(624,667)
Interest on debts in reais	(489,363)	(333,534)	(713,934)	(340,899)
Interest and exchange rate variation on loans	(1,165,672)	-	-	-
Taxes on financial transactions	(27,019)	(100,193)	(68,454)	(121,199)
Financial charges on contingencies	(20,078)	(49,173)	(28,659)	(64,087)
Other	(67,388)	(40,313)	(80,591)	(46,153)

	(2,632,269)	(1,058,078)	(1,852,615)	(1,374,827)

Net financial income	(2,014,281)	(776,818)	(1,092,214)	(1,252,979)

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

(i) It corresponds to the results of the fair value variaton of the Bonds 11, 13 and 17, items subject to hedge. Such result added to the effect of the fair value variations of the hedge instruments sums the amount of R$52,419, according to what was mentioned on Note 2.1 (g) – Application of CPC 14 Financial Instruments.

e)	Concentration of credit risk
A substantial part of the Company’s sales is related to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the large spread in the number of customers and control procedures to monitor this risk. Historically, the Company does not record significant losses on receivables from customers.

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration limits and credit analysis of financial institutions, not allowing credit concentration. i.e. the credit risk is monitored and minimized as the negotiations are carried out only with a select group of counterparties highly qualified.

The process that determines the financial institutions authorized to operate as the Company’s counterparts is in our credit risk policy. This policy establishes maximum limits of exposure to each counterpart based on the risk rating and on each counterpart’s capitalization. Currently, the minimum risk rating accepted by the Company is A- (from Fitch and S&P) or A3 (from Moody’s).

Aiming to minimize the credit risk with its counterparties in material derivative operations, the Company adopts bilateral “trigger” clauses with these counterparties. Pursuant to these clauses, whenever the fair value of an operation exceeds a percentage of its notional value (usually between 10% and 15%). the debtor shall settle the difference related to this limit on behalf of the creditor. In 2008, the total amount of this limit is R$292,125 (equivalent to US$125,000) in derivative operations contracted in Brazil, and R$151,905 (equivalent to US$ 65,000) in derivative operations contracted abroad.

On December 31, 2008, the Company had relevant short-term investments in the following financial institutions: ABN Amro Real. Banco do Brasil, Bradesco, Unibanco, Santander, BNP Paribas and JP Morgan. The Company had derivatives agreements with the following financial institutions: BBVA, Bank of Nova Scotia, Banco Votorantin, Citibank, Calyon, Deutsche Bank, Goldman Sachs, Itaú, BBA, JP Morgan Chase, Macquarie, Morgan Stanley, Prudential Securities, Santander, ScotiaBank, Societè Generale, TD Securities and Unibanco.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

14.          INCOME AND SOCIAL CONTRIBUTION TAXES

The company, for income tax and social contributions determination purposes, has opted for the Tax System in Transition (TST), according to the allowed by the Provisional Measure no 449/2008.

a)	Reconciliation of consolidated income and social contribution taxes expenses with their nominal amounts rates

	Year ended on December 31
	2008	2007
Consolidated net income before income and social contribution taxes	4.695.620	4.545.693

Statutory profit sharing and contributions	(109.935)	(89.111)
Consolidated net income before income and social contribution
taxes and minority interest	4.585.685	4.456.582

Expected expense with income and social contribution taxes at nominal rates (34%)	(1.559.133)	(1.515.237)
Adjustments to obtain the effective rate resulting from permanent differences:
Goodwill amortization. non-deductible portion (i)	(477.744)	(485.681)
Foreign subsidiaries’ income not subject to taxation	(30.273)	25.284
Interest attributed to shareholders’ equity	337.447	368.566
Equity gains (losses) in subsidiaries (ii)	(1.848)	1.561
Exchange variation on investments	(1.280)	(80.980)
Fiscal incentives of nontaxable income taxes and ICMS (ii)	198.100	76.527
Permanent additions and exclusions and other	15.688	17.123
Income and social contribution taxes expenses	(1.519.043)	(1.592.837)

(i)
The amortization of nondeductible goodwill comprises the effects of Labatt AS in Labatt Canada, totaling R$1,284,691 in the period ended on December 31, 2008 (R$1,129,448 on December 31, 2007), generating a tax effect as it is not deductible, totaling R$436,795 (R$384,012 on December 31, 2007).

(ii)	The presentation of fiscal incentives in the line of equity gains and losses was changed for comparison purposes.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

b)	Breakdown of benefit (expenses) of income and social contribution taxes on net income

	Parent Company		Consolidated
	2008	2007	2008	2007

Current	(391,938)	(94,693)	(1,458,664)	(963,566)
Deferred	(15,718)	(520,185)	(60,379)	(629,271)
Total	(407,656)	(614,878)	(1,519,043)	(1,592,837)

c)	Breakdown of deferred taxes

Deferred income and social contribution taxes are recorded to reflect future tax effects on temporary differences between fiscal and accounting basis related to assets and liabilities.

According to CVM Instruction 371, as of June 27, 2002, the Company, based on the expectation of future taxable profits, determined by technical studies approved by the management, also recognized tax assets related to tax losses carryforward and negative basis of social contribution, which do not expire and whose utilization is limited to 30% of annual taxable income. The deferred tax assets accounting balance is reviewed periodically and projections are evaluated annually.

The income and social contribution taxes were calculation based on:

	Parent Company		Consolidated
	12/31/08	12/31/07	12/31/08	12/31/07
Current assets
Tax losses carryforwards	250,000	60,001	354,173	157,050
Temporary differences:
Goodwill future profitability – Mergers	350,770	350,770	350,770	350,770
Provision for interests attributed to shareholders’ equity	87,137	-	87,137	-
Provision for restructuring	-	-	22,565	11,536
Provision for employees profit sharing	2,366	29,459	3,589	32,265
Provision for marketing and selling expenses	78,454	57,871	78,775	57,872
Others	37,713	37,834	48,406	40,232
	806,440	535,935	945,415	649,725

Long-term assets
Tax losses carryforwards	124,680	107,866	541,950	624,666
Temporary differences:
Provision for losses on tax incentives	3,085	3,085	7,619	7,619
Goodwill future profitability – Mergers	1,495,160	1,822,470	1,495,160	1,822,470

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

	Parent Company		Consolidated
	12/31/08	12/31/07	12/31/08	12/31/07
Current assets
Tax losses carryforwards	250,000	60,001	354,173	157,050
Temporary differences:
Goodwill future profitability – Mergers	350,770	350,770	350,770	350,770
Provision for benefits to employees	36,797	33,123	40,182	68,834
Provision for losses on properties held for sale	12,281	12,307	12,678	12,704
Provision for losses on hedge	72,823	159,933	72,823	159,933
Allowance for doubtful accounts	6,767	8,959	10,687	10,466
Other temporary provisions	174,721	174,240	272,390	277,276
Deferred assets on shareholders’ equity adjustments Law no. 11.638	125,030	-	127,170	-
Others	8,736	13,285	100,718	52,810
	2,060,080	2,335,268	2,681,377	3,036,778
Long-term liabilities
Temporary differences
Accelerated depreciation	-	-	9,430	34,290
Adjustments on shareholders’ equity adjustments Law no. 11.638	141,329	-	141,329	-
MTM derivative adjustment and commodities	-	-	60,175	-
Withholding of Income Tax on dividends	-	-	59,937	47,215
Others	14,372	18,571	127,106	49,980
	155,701	18,571	397,,977	131,485

The management considers that the balances of deferred income taxes on temporary differences will be realized proportionally to the ultimate conclusion of contingencies and events that originated them.

Based on technical studies of projections of future taxable income determined according, to CVM Instruction 371, the Company estimates to recover the deferred tax assets on tax losses carryforwards of the parent company and subsidiaries located in Brazil and abroad, in the following years:

Amounts in millions of Reais
Year	2009	2010	2011	2012	Total
Amount	354	379	125	38	869

Part of tax benefit corresponding to the tax loss carryforward of subsidiaries abroad was not recorded as an asset, as management cannot determine whether its realization is probable.

 (A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

15.	COMMITMENTS WITH SUPPLIERS

The Company holds agreements with certain suppliers to acquire certain quantities of materials that are important for the production and packaging processes, such as plastics for PET bottles, aluminum, natural gas and property, plant and equipment.

The Company has the following commitments assumed with suppliers:

On December 31, 2008
Year	2009	2010	2011	2012	Total
Amounts	1,798,862	1,125,686	130,501	25,043	3,080,092
On December 31, 2007
Year	2008	2009	2010	2011	Total
Amounts	1,777,305	884,246	898,200	-	3,559,751

16.         OTHER OPERATING INCOME AND EXPENSES, NET

	Parent Company		Consolidated
	2008	2007	2008	2007
Operating Revenues
Subsidies for investments of subsidiaries	-	212,854	-	226,472
ICMS Tax Incentives	139,660	-	238,349	-
Tax recovery	24,763	26,207	25,483	32,128
Reversal of provision for Cintra assets	-	-	18,487	-
Recovering of expenses between Companies of the Group	148,608	-	-	-
Negative goodwill by advanced settlement of fiscal incentive	45,239	34,419	45,208	34,419
Reversal of provision for investment losses	8,170	3,419	-	6,442
Gain in the disposal of property, plant and equipment	2,340	-	31,056	31,341
Gain in the disposal of assets aimed at selling	2,092	8,479	26,745	7,583
Other operating revenues	9,296	30,003	40,537	49,266
	380,168	315,381	425,865	387,651

 (A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

	Parent Company		Consolidated
	2008	2007	2008	2007
Operating Expenses
Results with minority shareholders	(133,125)	-	(133,125)	-
Write-off of deferred assets – Law 11,638	(4,972)	-	(6,486)	-
Goodwill amortization	-	(122,816)	-	(1,500,639)
Goodwill Amortization Complement (i)	-	(35,845)	-	(59,627)
Exchange variance on investments abroad (ii)	-	(88,337)	-	(227,537)
Write-off of nonrecoverable on Tax on manufactured products / ICMS	-	(13,928)	(10,087)	(17,381)
Loss of interests in investees	-	-	(31,332)	-
Provision for losses on permanent assets	(2,770)	(273)	(3,074)	(377)
Losses in the disposal of property, plant and equipment	(2,107)	(1,013)	(404)	-
Other operating expenses	(23,653)	(10,204)	(67,980)	(24,874)
	(166,627)	(272,416)	(252,488)	(1,830,435)
Other operating (expenses) revenues, net	213,541	42,965	173,377	(1,442,784)

(i) In 2007, the Company reviewed the amortization period of goodwill related to this investment, changing this period from 10 to 7 years.

(ii) The investment exchange variance abroad was reclassified under Other operating (expenses) revenues to the Group of Shareholders’ Equity, in the subgroup of “Adjustments to Equity Accounting”, in compliance with the guidelines from CPC 2 – Effects in the Changes of Exchange Rate and Translation of Accounting Statements.

17.	INSURANCE

The Company and its subsidiaries maintain standard programs of security, training, environment and quality in all its units, in order among other purposes, to reduce risks of accidents. In addition, it maintains insurance agreements, which coverage is determined by experts taking into consideration the nature and degree of risks, for amounts deemed sufficient to cover occasional significant losses on its assets and liabilities. Due to their nature, risk assumptions are not included in the scope of a financial statements audit, and therefore were not reviewed by our independent auditors.

18.  ENVIRONMENT

During the 2008 fiscal year, the Company and its subsidiaries invested the amounts of R$46,766 and R$60,682 in environment-related construction and equipment for treatment of water and effluents and residue disposal (R$32,378 and $48,450 in 2007, respectively).

 (A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

14.01 – NOTES TO THE FINANCIAL STATEMENTS

19.   SUBSEQUENT EVENTS

a)	Dividends payable – subsidiary Quilmes

At a Quinsa’s Board of Executive Officers meeting held on February 10, 2008, the executive officers approved the distribution of dividends related to the 2008 income in the amount of R$664,576 (equivalent to US$295.000 on February 10, 2009), to be paid by our subsidiary Quilmes Industrial Société Anonyme (“Quinsa”).

b)	New licensee for the beers of the Labatt family in the United States

The company announced on February 26, 2009 that, subject to the approval of the United States Department of Justice, the KPS Capital Partners, a fund of private equity with capital over U$$1.8 billion, will receive an exclusive license from the beers of the Labatt family (that include, mainly, Labatt Blue and Labatt Blue Light) for the United States of America.

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM) STANDARD FINANCIAL STATEMENTS - DFP TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2008	Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	DFP REFERENCE	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	6
03	01	INCOME STATEMENT	8
04	01	STATEMENT OF CASH FLOW	9
05	01	STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2008 TO 12/31/2008	11
05	02	STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2007 TO 12/31/2007	13
05	03	STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2006 TO 12/31/2006	15
06	01	STATEMENT OF VALUE ADDED	17
07	01	CONSOLIDATED BALANCE SHEET - ASSETS	18
07	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	20
08	01	CONSOLIDATED INCOME STATEMENT	22
09	01	CONSOLIDATED STATEMENT OF CASH FLOW	23
10	01	CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2008 TO 12/31/2008	25
10	02	CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2007 TO 12/31/2007	27
10	03	CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2006 TO 12/31/2006	29
11	01	CONSOLIDATED STATEMENT OF VALUE ADDED	31
13	01	MANAGEMENT REPORT	32
14	01	NOTES TO THE FINANCIAL STATEMENTS	33 / 90

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2009

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Nelson José Jamel
Nelson José Jamel Chief Financial Officer and Investor Relations Officer